    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1996



                                                      REGISTRATION NO. 333-12761

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                            FORRESTER RESEARCH, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                            7389                           04-2797789
 (State or Other Jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
      of Incorporation or          Classification Code Number)          Identification Number)
         Organization)

   1033 MASSACHUSETTS AVENUE, CAMBRIDGE, MASSACHUSETTS 02138 (617) 497-7090 (Address, including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                            ------------------------

                                GEORGE F. COLONY
         CHAIRMAN OF THE BOARD, PRESIDENT, AND CHIEF EXECUTIVE OFFICER
                            FORRESTER RESEARCH, INC.
                           1033 MASSACHUSETTS AVENUE
                         CAMBRIDGE, MASSACHUSETTS 02138
                                 (617) 497-7090
 (Name, Address, including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                            ------------------------

                                   Copies to:

              ANN L. MILNER, ESQ.                             PETER B. TARR, ESQ.
                  ROPES & GRAY                                   HALE AND DORR
            ONE INTERNATIONAL PLACE                             60 STATE STREET
                BOSTON, MA 02110                                BOSTON, MA 02109
                 (617) 951-7000                                  (617) 526-6000

                            ------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 5, 1996


                                2,000,000 SHARES

                                     [LOGO]

                            FORRESTER RESEARCH, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

     All of the 2,000,000 shares of Common Stock offered hereby are being sold by Forrester Research, Inc. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00. For factors to be considered in determining the initial public offering price, see "Underwriting".


     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.



     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "FORR".

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                           INITIAL PUBLIC     UNDERWRITING      PROCEEDS TO
                                           OFFERING PRICE      DISCOUNT(1)       COMPANY(2)
                                           --------------     ------------      -----------
Per Share................................       $                $                 $
Total(3).................................    $                $                 $

---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $950,000 payable by the Company.


(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 300,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount, and proceeds to the Company will be $     , $      ,
    and $      , respectively. See "Underwriting".


                             ---------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
       , 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                               ROBERTSON, STEPHENS & COMPANY

                             ---------------------

                 The date of this Prospectus is        , 1996.

[A Graphic of three intertwined elipses illustrates Forrester Research, Inc.'s three main research areas -- Corporate IT, New Media, and Strategic Management]

     Our goal at Forrester is to give our clients confidence that they're putting attention, time, and resources where they will have the greatest benefit. Forrester's innovative research services, which are topically organized around Strategic Management, Corporate IT, and New Media research themes, add insight and perspective to a business-focused review of emerging technology.

     Forrester is about change. In particular, how new technology will change large companies, consumers, and society - and what our clients should be doing about it.




     Forrester Research, Inc. intends to furnish to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.

                          ---------------------------


     "Forrester Research, Inc." and all of the Company's logos and product and service names are trademarks of the Company and are used throughout this Prospectus as such. The Prospectus also contains trademarks of other companies.


                          ---------------------------


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

--------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, and (ii) reflects the filing of a Restated Certificate of Incorporation immediately prior to the completion of this offering.


                                  THE COMPANY


     Forrester Research, Inc. ("Forrester" or the "Company") is a leading independent research firm offering products and services that help its clients assess the effect of technology on their businesses. The Company provides analysis and insight into a broad range of technology areas such as computing, software, networking, the Internet, and telecommunications, and projects how technology trends will impact businesses, consumers, and society. Forrester's clients, which include senior management, business strategists, and information technology ("IT") professionals within large enterprises, use Forrester's prescriptive research to understand and benefit from current developments in technology and as support for their development and implementation decisions.



     Forrester offers its clients annual memberships to any of its 10 research services. Each research service focuses on a particular area of technology and explores business issues relevant to clients' decision-making. These issues include the impact that the application of technology may have on financial results, investment priorities, organizational effectiveness, and staffing requirements. Forrester also provides advisory services to a limited number of clients to help them explore in greater detail the topics covered by the core research.



     Forrester targets its products and services to both large enterprises and technology vendors. As of September 30, 1996, Forrester's research was delivered to more than 860 client companies. Approximately 72% of Forrester's client companies with memberships expiring during the nine-month period ended September 30, 1996 renewed one or more memberships for the Company's products and services.



     The Company was incorporated in Massachusetts on July 7, 1983 and was reincorporated in Delaware on February 21, 1996. The Company's executive offices are located at 1033 Massachusetts Avenue, Cambridge, Massachusetts 02138, and its telephone number is (617) 497-7090.



                                  THE OFFERING



Common Stock offered by the Company.................   2,000,000 shares
Common Stock to be outstanding after the offering...   8,000,000 shares(1)
Approved Nasdaq National Market symbol..............   FORR
Use of proceeds.....................................   For working capital and other general
                                                       corporate purposes, including possible
                                                       acquisitions.


---------------


(1) Based on the number of shares of Common Stock outstanding at September 30, 1996. Does not include 3,100,000 shares of Common Stock reserved under the Company's stock plans, of which 772,691 shares were subject to outstanding options at September 30, 1996.



                                  RISK FACTORS



     Certain risk factors should be considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. Such factors include, among others, the Company's need to attract and retain professional staff, the Company's ability to manage growth, possible variations in the Company's quarterly operating results, possible volatility of the market price for the Company's Common Stock, the Company's dependence on renewals of its membership-based research services and on key personnel, risks associated with the Company's ability to anticipate market trends and to offer new products and services, competition in the market for research products and services, and concentration of control of the Company after this offering. For a discussion of these and certain other factors, see "Risk Factors".

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         SUMMARY FINANCIAL INFORMATION
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                                           NINE MONTHS
                                                                                                              ENDED
                                                    YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                               ------------------------------------------------------------------    ------------------------
                                  1991          1992          1993          1994          1995          1995          1996
                                  ----          ----          ----          ----          ----          ----          ----
STATEMENT OF INCOME DATA:
Core research................  $    1,637    $    2,626    $    4,691    $    6,363    $   10,150    $    7,036    $   12,585
Advisory services and
  other......................       1,337         2,139         2,608         3,336         4,439         2,080         3,789
                               ----------    ----------    ----------    ----------    ----------    ----------    ----------
Total revenues...............       2,974         4,765         7,299         9,699        14,589         9,116        16,374
Income from operations.......         424           586           947         1,487         1,784           742         2,154
Net income...................         480           654           980         1,539         2,027           962         2,382
Pro forma income tax
  adjustment(1)..............         192           262           365           583           739           364           918
Pro forma net income(1)......         288           392           615           956         1,288           598         1,464
Pro forma net income per
  common share(2)............  $      .05    $      .06    $      .10    $      .15    $     0.20    $      .10    $     0.23
Weighted average common
  shares outstanding(2)......   6,293,449     6,293,449     6,293,449     6,293,449     6,293,449     6,293,449     6,293,449



                                                                                         SEPTEMBER 30, 1996
                                                                                -------------------------------------
                                                                                                         PRO FORMA
                                                                                             PRO            AS
                                                                                            FORMA        ADJUSTED
                                                                                ACTUAL     (3)(4)        (3)(4)(5)
                                                                                ------     ------        ---------
BALANCE SHEET DATA:
Cash and cash equivalents and marketable securities..........................   $10,848    $ 7,248        $32,338
Working capital..............................................................     2,094     (2,006)        23,084
Total assets.................................................................    23,323     19,723         44,813
Total stockholders' equity...................................................     4,242        142         25,232


---------------

(1) The Company has elected to be taxed, since January 1, 1987, under subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), whereby the sole stockholder is liable for individual federal and state income taxes on the Company's taxable income. Upon the completion of this offering, the Company will terminate its S corporation election and will be subject to corporate-level federal and state income taxes. Accordingly, the pro forma income tax adjustments represent the income taxes that would have been recorded if the Company had been a C corporation for the periods presented. See Note 3 of Notes to Financial Statements.


(2) Pro forma net income per common share is computed by dividing pro forma net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. See Note 1 of Notes to Financial Statements.



(3) Pro forma to give effect to the (i) distribution of previously undistributed S corporation earnings taxed or taxable to the Company's sole stockholder of approximately $3,600,000 based on earnings through September 30, 1996, and
    (ii) termination of the Company's S corporation election and the recognition of a net deferred income tax liability of approximately $500,000 as of September 30, 1996. See Notes 1 and 3 of Notes to Financial Statements.



(4) Does not include an adjustment for the distribution to be made to the sole stockholder of the Company after completion of this offering in an amount equal to the Company's undistributed S corporation earnings from October 1, 1996 through the termination of the Company's S corporation election.


(5) Adjusted to reflect the sale of 2,000,000 shares of Common Stock at an assumed initial public offering price of $14.00 per share (less estimated underwriting discount and offering expenses).

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

NEED TO ATTRACT AND RETAIN PROFESSIONAL STAFF

     The Company's future success will depend in large measure upon the continued contributions of its senior management team, research analysts, and experienced sales personnel. Accordingly, future operating results will be largely dependent upon the Company's ability to retain the services of these individuals and to attract additional qualified personnel from a limited pool of qualified candidates. The Company experiences intense competition in hiring and retaining professional personnel from, among others, producers of information technology products, other research firms, management consulting firms, print and electronic publishing companies, and financial services companies. Many of these firms have substantially greater financial resources than the Company to attract and compensate qualified personnel. The loss of the services of key management and professional personnel or the inability to attract such personnel could have a material adverse effect on the Company's business, financial condition, and results of operations.

MANAGEMENT OF GROWTH


     The Company's growth has placed significant demands on its management and other resources. The Company's revenues increased approximately 50% to $14.6 million in 1995 from $9.7 million in 1994 and increased 80% to $16.4 million in the nine months ended September 30, 1996 from $9.1 million in the nine months ended September 30, 1995. The Company's staff increased from 61 full-time employees on January 1, 1995 to 119 full-time employees on September 30, 1996 and further increases are expected during the remainder of 1996. The Company's ability to manage growth, if any, effectively will require it to continue to develop and improve its operational, financial, and other internal systems, as well as its business development capabilities, and to train, motivate, and manage its employees. In addition, the Company may acquire complementary businesses, products, or technologies, although it currently has no commitments or agreements to do so. The Company's management has limited experience integrating acquisitions. If the Company is unable to manage its growth effectively, such inability could have a material adverse effect on the quality of the Company's products and services, its ability to retain key personnel and its business, financial condition, and results of operations.


VARIABILITY OF QUARTERLY OPERATING RESULTS; POSSIBLE VOLATILITY OF STOCK PRICE

     The Company's revenues and earnings may fluctuate from quarter to quarter based on a variety of factors including the timing and size of new and renewal memberships from clients, the timing of revenue-generating events sponsored by the Company, the utilization of its advisory services, the introduction and marketing of new products and services by the Company and its competitors, the hiring and training of new analysts and sales personnel, changes in demand for the Company's research, and general economic conditions. As a result, the Company's operating results in future quarters may be below the expectations of securities analysts and investors which could have a material adverse effect on the market price for the Company's Common Stock. In addition, the stock market recently has experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to the operating performance of such companies. Factors such as announcements of new services or offices or strategic alliances by the Company or its competitors, as well as market conditions in the information technology services industry, may have a significant impact on the market price of the Common Stock. The market price for the Company's Common Stock may also be affected by movements in prices of stocks in general.

DEPENDENCE ON RENEWALS OF MEMBERSHIP-BASED RESEARCH SERVICES


     The Company's success depends in part upon renewals of memberships for its core research products. Approximately 70% and 77% of the Company's revenues in 1995 and the first nine months of 1996, respectively, were derived from the Company's membership-based core research products. A decline in renewal rates for the Company's core research products could have a material adverse effect on the Company's business, financial condition, and results of operations.


DEPENDENCE ON KEY PERSONNEL

     The Company's future success will depend in large part upon the continued services of a number of key employees. The loss of key personnel, in particular George F. Colony, the Company's founder and Chairman of the Board of Directors, President, and Chief Executive Officer, would have a material adverse effect on the Company's business, financial condition, and results of operations. The Company has entered into a registration rights and non-competition agreement with Mr. Colony which provides that if Mr. Colony's employment with the Company is terminated he will not compete with the Company for the one-year period following his termination. See "Business -- Employees" and "Management -- Registration Rights and Non-Competition Agreement".

RISKS ASSOCIATED WITH ANTICIPATING MARKET TRENDS


     The Company's success depends in part upon its ability to anticipate rapidly changing technologies and market trends and to adapt its core research to meet the changing information needs of the Company's clients. The technology sectors that the Company analyzes undergo frequent and often dramatic changes, including the introduction of new products and obsolescence of others, shifting strategies and market positions of major industry participants, paradigm shifts with respect to system architectures, and changing objectives and expectations of users of technology. The environment of rapid and continuous change presents significant challenges to the Company's ability to provide its clients with current and timely analysis, strategies, and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources, and any failure to continue to provide insightful and timely analysis of developments, technologies, and trends in a manner that meets market needs could have a material adverse effect on the Company's business, financial condition, and results of operations.


NEW PRODUCTS AND SERVICES

     The Company's future success will depend in part on its ability to offer new products and services that successfully gain market acceptance by addressing specific industry and business organization sectors, changes in client requirements, and changes in the technology industry. The process of internally researching, developing, launching, and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is inherently risky and costly. There can be no assurance that the Company's efforts to introduce new, or assimilate acquired, products or services will be successful.

COMPETITION

     The Company competes in the market for research products and services with other independent providers of similar services. Several of the Company's competitors have substantially greater financial, information-gathering, and marketing resources than the Company. In addition, the Company's indirect competitors include the internal planning and marketing staffs of the Company's current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms, and general business consulting firms. The Company's indirect competitors may choose to compete directly against the Company in the future. In addition, there are relatively few barriers to entry into the Company's market and new competitors could readily seek to compete against the Company in one or more market segments addressed by the Company's products and services. Increased competition could adversely affect the Company's operating results through pricing pressure and loss of market share. There can be no assurance that the Company will be able to continue to compete successfully against existing or new competitors. See "Business -- Competition".

CONCENTRATION OF CONTROL

     Upon completion of this offering, Mr. Colony will beneficially own approximately 74% of the Company's outstanding Common Stock. As a result, he will have the ability to elect the Company's directors and to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Description of Capital Stock".

INTERNATIONAL OPERATIONS


     Revenues attributable to customers outside the United States represented approximately 18% and 21% of the Company's total revenues for the year ended December 31, 1995 and for the nine months ended September 30, 1996, respectively. The Company expects that international revenues will continue to account for a substantial portion of total revenues and intends to continue to expand its international operations. Expansion into new geographic territories requires considerable management and financial resources and may negatively impact the Company's near-term results of operations. The Company's international operations are subject to numerous inherent challenges and risks, including developing and managing relationships with international sales representative organizations, reliance by the Company on sales entities which it does not control, greater difficulty in maintaining direct client contact, political and economic conditions in various jurisdictions, tariffs and other trade barriers, longer accounts receivable collection cycles, difficulties in protecting intellectual property rights in international jurisdictions, and potentially adverse tax consequences. There can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition, and results of operations.


POTENTIAL EFFECT OF ANTI-TAKEOVER PROVISIONS


     The Company's Board of Directors has the authority, without action by the Company's stockholders, to fix the rights and preferences of and to issue shares of the Company's Preferred Stock, which may have the effect of delaying, deterring, or preventing a change in control of the Company. The Company has also imposed various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the classification of the Board of Directors of the Company could have the effect of delaying, deterring, or preventing a change in control of the Company. See "Description of Capital Stock".


NO PRIOR PUBLIC MARKET

     Before this offering, there was no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price will be determined by negotiation between the Company and the representatives of the Underwriters based on several factors, including prevailing market conditions and recent operating results of the Company, and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting".

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. The 2,000,000 shares offered hereby will be freely tradeable in the open market. The remaining 6,000,000 shares, all of which Mr. Colony owns, are subject to a 180-day lock-up agreement with the representatives of the Underwriters. Following the expiration or earlier termination of the lock-up agreement, these shares will be eligible for sale in the open market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Upon completion of this offering, options to purchase 157,376 shares of Common Stock will be immediately exercisable, 106,595 of which shares are subject to 180-day lock-up agreements with the representatives of the Underwriters. The Company intends to register an aggregate of 200,000 shares of Common Stock reserved for issuance under its employee stock purchase plan upon consummation of this offering, which shares will not be issuable until June 1997. In addition, the Company intends to register an additional 2,900,000 shares of Common Stock reserved for issuance under its stock option plans 90 days after completion of this offering. See "Management -- Stock Plans" and "Description of Capital Stock -- Shares Eligible for Future Sale".


ABSENCE OF DIVIDENDS


     The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future other than distributions to the Company's sole stockholder in connection with the termination of the Company's S corporation election. See "Termination of S Corporation Election and S Corporation Distribution" and "Dividend Policy".


DILUTION


     Purchasers of the Common Stock offered hereby will suffer an immediate dilution of $10.85 per share in the net tangible book value per share of the Common Stock from the assumed initial public offering price. To the extent that outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution".

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $14.00 per share and net of estimated underwriting discount and offering expenses) are estimated to be approximately $25,090,000 ($28,996,000 if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds of this offering for working capital and general corporate purposes, including possible acquisitions. The Company currently has no commitments or agreements with respect to any specific acquisition. Pending such uses, the Company intends to invest the net proceeds primarily in short- and intermediate-term interest-bearing obligations of investment grade.

                     TERMINATION OF S CORPORATION ELECTION
                         AND S CORPORATION DISTRIBUTION


     The Company has operated as an S corporation since January 1, 1987. As a result of its S corporation election, the income of the Company has been taxed, for federal and state income tax purposes, directly to the sole stockholder of the Company, except for certain state income taxes imposed at the corporate level. Upon the completion of this offering, the Company will terminate its S corporation election and will be subject to federal and state income taxes at prevailing corporate rates. Termination of this election will result in a net deferred tax liability being recorded as a charge to operations during the quarter in which this offering is completed. This deferred tax liability is approximately $500,000 as of September 30, 1996.


     In addition, the Company will declare a distribution to its current stockholder in an amount equal to the Company's undistributed S corporation earnings. This distribution will be paid out of the Company's cash balances and proceeds from the sale of marketable securities. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources". The Company and Mr. Colony also intend to enter into a Tax Indemnification Agreement. See "Certain Transactions".

                                DIVIDEND POLICY


     The Company paid cash dividends of $1,750,000, $1,121,342, and $169,893 to Mr. Colony, the sole stockholder of the Company, in the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, respectively. In addition, the Company will make a distribution to Mr. Colony equal to the Company's undistributed S corporation earnings through the termination of the Company's S corporation election. This distribution is estimated to be $3,600,000 based on earnings through September 30, 1996. This estimate does not include the amount to be distributed for S corporation earnings from October 1, 1996 through the termination of the Company's S corporation election. The Company anticipates that following completion of this offering and the distribution of S corporation earnings to the Company's sole stockholder, future earnings, if any, will be retained for the development of its business, and the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Termination of S Corporation Election and S Corporation Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

                                    DILUTION


     The pro forma net tangible book value of the Company as of September 30, 1996 was approximately $(81,000), or $(0.01) per share of common stock. Pro forma net tangible book value per share of common stock is determined by dividing the Company's tangible net worth (tangible assets less liabilities) by the number of shares of Common Stock outstanding after giving effect to the (i) distribution of previously undistributed S corporation earnings taxed or taxable to the Company's sole stockholder of approximately $3,600,000 through September
30, 1996, and (ii) termination of the Company's S corporation election and the recognition of a deferred income tax liability of approximately $500,000 as of September 30, 1996, both to occur upon completion of this offering, but not giving effect to the distribution to be made to the sole stockholder upon completion of this offering in an amount equal to the Company's undistributed S corporation earnings from October 1, 1996 through the date of termination of the Company's S corporation election. After giving effect to the sale of 2,000,000 shares of Common Stock at an assumed initial public offering price of $14.00 per share (less estimated underwriting discount and offering expenses) resulting in estimated net proceeds of $25,090,000, the pro forma net tangible book value of the Company as of September 30, 1996 would have been approximately $25,232,000, or $3.15 per share. This represents an immediate increase of $3.16 per share to the existing stockholder and an immediate dilution of $10.85 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share..........................             $14.00
     Pro forma net tangible book value per share as of September 30,
      1996...............................................................  $(0.01)
     Increase per share attributable to new investors....................    3.16
                                                                           ------
Pro forma net tangible book value per share after this offering..........               3.15
                                                                                      ------
Dilution per share to new investors......................................             $10.85
                                                                                      ======



     The following table summarizes on a pro forma basis as of September 30, 1996 the total consideration paid, and the average price per share paid by the existing stockholder and new investors assuming the sale of the Common Stock offered hereby at an assumed initial public offering price of $14.00 per share, before deducting the estimated underwriting discount and offering expenses, and assuming the Underwriters' over-allotment option is not exercised.


                                       SHARES PURCHASED        TOTAL CONSIDERATION        AVERAGE
                                     --------------------     ----------------------     PRICE PAID
                                       NUMBER     PERCENT        AMOUNT      PERCENT     PER SHARE
                                       ------     -------        ------      -------     ----------
Existing stockholder(1)...........    6,000,000     75.0%     $    60,000      0.2%       $ 0.01
New investors.....................    2,000,000     25.0       28,000,000     99.8        $14.00
                                      ---------    -----      -----------    -----        ------
     Total........................    8,000,000    100.0%     $28,060,000    100.0%
                                      =========    =====      ===========    =====

---------------


(1) Excludes 772,691 shares of Common Stock issuable upon exercise of certain options held by executive officers, directors, and certain employees of the Company that were outstanding as of September 30, 1996. To the extent any outstanding options are exercised, there will be additional dilution to new investors. See "Management -- Stock Plans" and Note 6 of Notes to Financial Statements.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1996 (i) on an actual basis, (ii) on a pro forma basis after giving effect to (a) the distribution of previously undistributed S corporation earnings taxed or taxable to the Company's sole stockholder of approximately
$3,600,000 through September 30, 1996, and termination of the Company's S corporation election and the recognition of a deferred income tax liability of approximately $500,000 as of September 30, 1996, both to occur upon completion of this offering, and (b) certain amendments to the Company's Certificate of Incorporation increasing the number of authorized shares of common stock to 25,000,000 and establishing a class of Preferred Stock consisting of 500,000 shares, and (iii) on a pro forma as adjusted basis to reflect the sale of 2,000,000 shares of common stock at an assumed initial public offering price of $14.00 per share (less estimated underwriting discount and offering expenses).
This table should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                             AS OF SEPTEMBER 30, 1996
                                                     ----------------------------------------
                                                                  (IN THOUSANDS)
                                                                                PRO FORMA AS
                                                     ACTUAL     PRO FORMA(1)     ADJUSTED(1)
                                                     ------     ------------    ------------
Stockholders' equity:
     Preferred stock, $.01 par value, per share:
          500,000 shares authorized; none issued..   $   --         $ --            $    --
     Common stock, $.01 par value, per share:
          7,000,000 shares authorized; 6,000,000
            shares issued and outstanding at
            September 30, 1996; 25,000,000 shares
            authorized and 6,000,000 shares issued
            and outstanding on a pro forma basis;
            and 8,000,000 shares issued and
            outstanding on a pro forma as adjusted
            basis(2)..............................       60           60                80
     Additional paid-in capital...................       --           --            25,070
     Retained earnings............................    4,178           78                78
     Unrealized gain on marketable securities.....        4            4                 4
                                                     ------         ----           -------
     Total stockholders' equity...................    4,242          142            25,232
                                                     ------         ----           -------
          Total capitalization....................   $4,242         $142           $25,232
                                                     ======         ====           =======


---------------


(1) Does not include an adjustment for the distribution to be made to the sole stockholder of the Company after completion of this offering in an amount equal to the Company's undistributed S corporation earnings from October 1, 1996 through the termination of the Company's S corporation election.



(2) Excludes 772,691 shares of common stock issuable upon exercise of certain options held by executive officers, directors, and certain employees of the Company as of September 30, 1996.


                            SELECTED FINANCIAL DATA


     The selected financial data presented below as of and for each of the three years ended December 31, 1993, 1994, and 1995, and for the nine months ended
September 30, 1996 have been derived from the Company's financial statements, which have been audited by Arthur Andersen LLP, independent public accountants.
The selected financial data as of and for the years ended December 31, 1991 and 1992 and for the nine-month period ended September 30, 1995 have been derived from the unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations as at and for these periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full year or any other period. The financial information set forth below is qualified by and should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of
Operations".



                                                                                                           NINE MONTHS
                                                                                                              ENDED
                                                   YEAR ENDED DECEMBER 31,                                SEPTEMBER 30,
                              ------------------------------------------------------------------    -------------------------
                                 1991          1992          1993          1994          1995          1995           1996
                              ----------    ----------    ----------    ----------    ----------    ----------     ----------
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues:
Core research..............   $    1,637    $    2,626    $    4,691    $    6,363    $   10,150    $    7,036     $   12,585
Advisory services and
  other....................        1,337         2,139         2,608         3,336         4,439         2,080          3,789
                              ----------    ----------    ----------    ----------    ----------    ----------     ----------
Total revenues.............        2,974         4,765         7,299         9,699        14,589         9,116         16,374
Operating Expenses:
Cost of services and
  fulfillment..............        1,308         1,866         2,406         3,424         5,486         3,550          5,911
Selling and marketing......          721         1,645         2,693         3,593         5,643         3,730          6,234
General and
  administrative...........          485           599         1,148         1,045         1,389           887          1,715
Depreciation and
  amortization.............           36            69           105           150           287           207            360
                              ----------    ----------    ----------    ----------    ----------    ----------     ----------
    Income from
      operations...........          424           586           947         1,487         1,784           742          2,154
    Interest income........           56            68            79           125           339           266            354
                              ----------    ----------    ----------    ----------    ----------    ----------     ----------
Income before state income
  tax provision............          480           654         1,026         1,612         2,123         1,008          2,508
State income tax
  provision(1).............           --            --            46            73            96            46            126
                              ----------    ----------    ----------    ----------    ----------    ----------     ----------
    Net income.............   $      480    $      654    $      980    $    1,539    $    2,027    $      962     $    2,382
                              ==========    ==========    ==========    ==========    ==========    ==========     ==========
Pro forma income tax
  adjustment(1)............          192           262           365           583           739           364            918
                              ----------    ----------    ----------    ----------    ----------    ----------     ----------
Pro forma net income(1)....   $      288    $      392    $      615    $      956    $    1,288    $      598     $    1,464
                              ==========    ==========    ==========    ==========    ==========    ==========     ==========
Pro forma net income per
  common share(2)..........   $      .05    $      .06    $      .10    $      .15    $     0.20    $      .10     $     0.23
Weighted average common
  shares outstanding(2)....    6,293,449     6,293,449     6,293,449     6,293,449     6,293,449     6,293,449      6,293,449



                                                                                                       SEPTEMBER 30, 1996
                                                         DECEMBER 31,                               -------------------------
                              ------------------------------------------------------------------                   PRO FORMA
                                 1991          1992          1993          1994          1995         ACTUAL         (3)(4)
                              ----------    ----------    ----------    ----------    ----------    ----------     ----------
BALANCE SHEET DATA:
Cash and cash equivalents
  and marketable
  securities...............   $      883    $    2,385    $    3,111    $    4,764    $    7,518    $   10,848     $    7,248
Working capital............          160           409           901           528           991         2,094         (2,006)
Total assets...............        2,275         4,964         6,367         8,784        15,426        23,323         19,723
Stockholders' equity.......          331           696         1,331         1,120         2,047         4,242            142

---------------

(1) The Company has elected to be taxed, since January 1, 1987, under subchapter S of the Code, whereby the sole stockholder is liable for federal and state income taxes on the Company's taxable income. Upon the completion of this offering, the Company will terminate its S corporation election and will be subject to corporate-level federal and state income taxes. Accordingly, the pro forma income tax adjustments represent the income taxes that would have been recorded if the Company had been a C corporation for the periods presented. See Note 3 of Notes to Financial Statements.


(2) Pro forma net income per common share is computed by dividing pro forma net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. See Note 1 of Notes to Financial Statements.



(3) Pro forma to give effect to the (i) distribution of previously undistributed S corporation earnings taxed or taxable to the Company's sole stockholder of approximately $3,600,000 through September 30, 1996, and (ii) termination of the Company's S corporation election and the recognition of a deferred income tax liability of approximately $500,000 as of September 30, 1996. See Notes 1 and 3 of Notes to Financial Statements.



(4) Does not include an adjustment for the distribution to be made to the sole stockholder of the Company after completion of this offering in an amount equal to the Company's undistributed S corporation earnings from October 1, 1996 through the termination of the Company's S corporation election.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW


     Forrester has experienced year-to-year revenue growth every year since its inception in 1983. Over the last five years, the Company's revenues have increased to $14.6 million in 1995 from $3.0 million in 1991. The Company's revenues were $16.4 million in the first nine months of 1996. Forrester attributes this growth to the Company's continuing reputation for quality research and timely, accurate analysis of technology industry developments; the introduction of new products and services; and the expansion of the Company's sales and marketing organization. In addition, the Company believes the speed of technology change and the increasingly participatory nature of technology decisions have led to a growing market need for independent research and analysis on the impact of technology on large enterprises, consumers, and society.



     Revenues from core research also increased over the last five years, to $10.1 million in 1995 from $1.6 million in 1991, and increased as a percentage of total revenues to 70% in 1995 from 55% in 1991. Revenues from core research were $12.6 million for the first nine months of 1996, or 77% of total revenues. Forrester attributes this growth to, in addition to the factors cited above, an increase in total Strategy Research Services offered -- from three in 1991 to four in 1994, to six in 1995, and to a total of 10 Strategy Research Services as of September 30, 1996.


     Memberships to Forrester's Strategy Research Services are renewable contracts, typically annual and payable in advance. Accordingly, a substantial portion of the Company's billings are initially recorded as deferred revenue and recognized pro rata on a monthly basis over the contract period. The Company's other revenues are derived from advisory services rendered pursuant to Forrester's Partners Program and Strategy Review Program, and from the Forrester Technology Management Forum (the "Forum"). The Company's advisory service clients purchase such services in conjunction with the purchase of core research memberships to Strategy Research Services, and the contracts for such purchases are also generally payable in advance. Billings attributable to advisory services are initially recorded as deferred revenues and recognized as revenue when performed. Similarly, Forum billings are initially recorded as deferred revenues and are recognized upon completion of the event.

     The Company's operating expenses consist of cost of services and fulfillment, selling and marketing expenses, general and administrative expenses, and depreciation and amortization. Cost of services and fulfillment represent the costs associated with production and delivery of the Company's products and services, and include the costs of salaries, bonuses, and related benefits for research personnel, and all associated editorial, travel, and support services. Selling and marketing expenses include salaries, employee benefits, travel expenses, promotional costs, and sales commissions, which are deferred when paid and expensed as the related revenue is recognized. General and administrative expenses include the costs of the finance, operations, and corporate IT groups, and other administrative functions of the Company.


     The Company has had income from operations in each of the last five years from 1991 through 1995 and in the first nine months of 1996. Income from operations rose 321% to $1.8 million in 1995 from $423,665 in 1991. Income from operations was $2.2 million for the nine-month period ended September 30, 1996.



     The Company has elected to be taxed, since January 1, 1987, under subchapter S of the Code whereby the sole stockholder is liable for individual federal and certain state income taxes on the Company's taxable income. As such, the Company has not paid federal income taxes and paid reduced state income taxes. Upon completion of this offering, the Company will terminate its S corporation election and will be subject to corporate-level federal and state income taxes. Termination of this election will result in a deferred income tax liability being recorded as a charge to operations during the quarter in which this offering is completed. This deferred tax liability is approximately $500,000 as of September 30, 1996. The combination of the state income tax provision and the pro forma income tax adjustment in the Company's historical financial statements reflects the federal and state income taxes which would have been recorded if the Company had been treated as a C corporation during the periods presented. The Company has calculated these amounts based upon an estimated effective tax rate for the respective periods.


     The Company believes that the "agreement value" of contracts to purchase core research and advisory services provides a significant measure of the Company's business volume. Forrester calculates agreement value as the annualized fees payable under all core research and advisory services contracts in effect at a given point in time, without regard to the remaining duration of such contracts. Agreement value increased 74% to $17.8 million at December 31, 1995 from $10.2 million at December 31, 1994. At September 30, 1996 agreement value was $25.9 million. The Company's experience is that a substantial portion of client companies renew expiring contracts for an equal or higher level of total core research and advisory service fees each year. Approximately 71% and 72% of Forrester's client companies with memberships expiring during 1995 and the first nine months of 1996, respectively, renewed one or more memberships for the Company's products and services, although these renewal rates are not necessarily indicative of the rate of future retention of the Company's revenue base. The number of client companies increased to more than 860 at September 30, 1996 from 799 at December 31, 1995, and no single client company accounted for over 4% of the Company's revenue in 1995 or over 3% of the Company's revenue in the nine months ended September 30, 1996.


RESULTS OF OPERATIONS

     The following table sets forth certain financial data as a percentage of total revenues for the periods indicated:


                                                                                  NINE MONTHS
                                                                                     ENDED
                                                 YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                 -----------------------         -------------
                                                 1993      1994      1995        1995      1996
                                                 ---       ---       ---         ---       ---
Core research..............................       64%       66%       70%         77%       77%
Advisory services and other................       36        34        30          23        23
                                                 ---       ---       ---         ---       ---
Total revenues.............................      100       100       100         100       100
                                                 ---       ---       ---         ---       ---
Cost of services and fulfillment...........       33        35        37          39        36
Selling and marketing......................       37        37        39          41        38
General and administrative.................       16        10         9          10        11
Depreciation and amortization..............        1         2         2           2         2
                                                 ---       ---       ---         ---       ---
Income from operations.....................       13        16        13           8        13
Interest income............................        1         1         2           3         2
                                                 ---       ---       ---         ---       ---
Income before state income tax provision...       14        17        15          11        15
Provision for state income tax.............        1         1         1           1         1
                                                 ---       ---       ---         ---       ---
Net income.................................       13%       16%       14%         10%       14%
                                                 ====      ====      ====        ====      ====
Pro forma income tax adjustment............        5         6         5           4         6
                                                 ---       ---       ---         ---       ---
Pro forma net income.......................        8%       10%        9%          6%        8%
                                                 ====      ====      ====        ====      ====



  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1995



     REVENUES. Total revenues increased 80% to $16.4 million in the nine months ended September 30, 1996 from $9.1 million in the corresponding period of 1995. Revenues from core research increased 79% to $12.6 million in the nine months ended September 30, 1996 from $7.0 million in the corresponding period in 1995. The increases in total revenues and revenues from core research were primarily attributable to an increase in the number of clients, the introduction of new Strategy Research Services, and continued expansion and increased productivity of the Company's sales force.

     Advisory services and other revenues increased 82% to $3.8 million in the nine months ended September 30, 1996 from $2.1 million in the nine months ended September 30, 1995. This increase was primarily attributable to demand for the Partners and Strategy Review Programs.



     Revenues attributable to customers outside the United States increased 102% to $3.4 million in the nine months ended September 30, 1996 from $1.7 million in the nine months ended September 30, 1995, and also increased as a percentage of total revenues to 21% for the nine months ended September 30, 1996 from 18% for the nine months ended September 30, 1995. The increase was due primarily to the addition of direct international sales personnel. The Company invoices its international clients in U.S. dollars.



     Agreement value grew to $25.9 million at September 30, 1996 from $13.7 million at September 30, 1995. No single client company accounted for more than 2% of agreement value or 3% of revenues for the nine months ended September 30, 1996.



     COST OF SERVICES AND FULFILLMENT. Cost of services and fulfillment decreased as a percentage of total revenues to 36% in the nine months ended September 30, 1996 from 39% in the nine months ended September 30, 1995. These costs increased 67% to $5.9 million in the nine months ended September 30, 1996 from $3.5 million in the nine months ended September 30, 1995. The expense increase in this period was principally due to increased analyst staffing for new Strategy Research Services and related compensation expense.



     SELLING AND MARKETING. Selling and marketing expenses decreased as a percentage of total revenues to 38% in the nine months ended September 30, 1996 from 41% in the nine months ended September 30, 1995. These expenses increased 67% to $6.2 million in the nine months ended September 30, 1996 from $3.7 million in the nine months ended September 30, 1995. The increase in expense was principally due to the addition of direct salespersons and increased sales commission expense associated with increased revenues. The decrease as a percentage of total revenues was principally due to increased productivity of the Company's direct sales force.



     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased as a percentage of total revenues to 11% in the nine months ended September 30, 1996 from 10% in the nine months ended September 30, 1995. These expenses increased 93% to $1.7 million in the nine months ended September 30, 1996 from $887,037 in the nine months ended September 30, 1995. The increase in expenses was principally due to staffing increases in operations and IT and higher costs associated with the Company's new Cambridge headquarters.



     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased 73% to $359,531 in the nine months ended September 30, 1996 from $207,347 in the nine months ended September 30, 1995. The increase in this expense was principally due to purchases of computer equipment, software, and office furnishings to support business growth, and the Company's move to its new Cambridge headquarters and expansion thereof.



     INTEREST INCOME. Interest income increased to $353,915 in the nine months ended September 30, 1996 from $266,252 in the nine months ended September 30, 1995 due to an increase in the Company's cash balances resulting from positive cash flows from operations.


  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


     REVENUES. Total revenues increased 50% to $14.6 million in 1995 from $9.7 million in 1994, and 33% from $7.3 million in 1993. Revenues from core research increased 59% to $10.1 million in 1995 from $6.4 million in 1994, and 36% from $4.7 million in 1993. The increases in total revenues and revenues from core research were primarily attributable to an increase in the number of clients, the introduction of new Strategy Research Services, continued expansion and increased productivity of the Company's sales force, and growing market acceptance of the Company's products. The Company introduced two new Strategy Research Services in 1995, one new Strategy Research Service in 1994, and did not start any new Strategy Research Services in 1993.


     Advisory services and other revenues increased 33% to $4.4 million in 1995 from $3.3 million in 1994, and 28% from $2.6 million in 1993. The increase in advisory services and other revenues was primarily attributable to demand for the Company's advisory services. The decrease of these revenues as a percentage of total revenues to 30% in 1995 from 34% in 1994 and 36% in 1993 reflects the results of the Company's strategy to expand sales of its core research. See "Business -- Strategy".


     Revenues attributable to sales to customers outside the United States increased 61% to $2.6 million in 1995 from $1.6 million in 1994, and 43% from $1.1 million in 1993. International sales represented 18%, 16%, and 15% of total revenue for 1995, 1994, and 1993, respectively. The increase was due primarily to the Company's creation and growth of a direct international sales force from one employee in 1993 to eight employees at December 31, 1995.

     Agreement value grew 74% to $17.8 million at December 31, 1995 from $10.2 million at December 31, 1994, and 75% from $5.8 million at December 31, 1993.


     COST OF SERVICES AND FULFILLMENT. Cost of services and fulfillment increased as a percentage of total revenues to 37% in 1995 from 35% in 1994 and 33% in 1993. These costs increased 60% to $5.5 million in 1995 from $3.4 million in 1994, and 42% from $2.4 million in 1993. These increases were principally due to investment in new Strategy Research Services and resultant increased analyst staffing and related compensation expense.


     SELLING AND MARKETING. Selling and marketing expenses increased as a percentage of total revenues to 39% in 1995 from 37% in 1994 and 1993. These expenses increased 57% to $5.6 million in 1995 from $3.6 million in 1994, and 33% from $2.7 million in 1993. The increase in expenses was principally due to the addition of direct salespersons and marketing personnel and increased sales commissions resulting from increased revenues.


     GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased as a percentage of total revenues to 9% in 1995 from 10% in 1994 and 16% in 1993. These expenses increased 33% to $1.4 million in 1995 from $1.0 million in 1994, and decreased 9% from $1.1 million in 1993. The increase in expenses from 1994 to 1995 was principally due to staffing increases in operations and IT, higher costs associated with the Company's new Cambridge headquarters, and investment in the Company's internal IT systems.



     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased 91% to $287,705 in 1995 from $150,067 in 1994, and 43% from $105,120 in 1993. The increase in this expense was principally due to purchases of computer equipment, software, and office furnishings to support business growth and the Company's move to its new Cambridge headquarters and expansion thereof.



     INTEREST INCOME. Interest income increased 171% to $339,569 in 1995 from $125,115 in 1994, and 58% from $79,343 in 1993. This increase resulted primarily from an increase in the Company's cash balances resulting from positive cash flows from operations.

QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth certain quarterly financial data for each of the seven quarters in the period ended September 30, 1996, together with such data as a percentage of total revenues. The quarterly information presented is unaudited and, in the opinion of management, has been prepared on the same basis as the annual audited statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented, when read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.



                                                         THREE MONTHS ENDED
                        ------------------------------------------------------------------------------------
                        MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,
                          1995       1995        1995           1995        1996       1996        1996
                        ---------  --------  -------------  ------------  ---------  --------  -------------
                                                   (IN THOUSANDS)
STATEMENT OF INCOME
  DATA:
Core research..........   $2,049    $2,344       $2,643        $3,114       $3,646    $4,128       $4,811
Advisory services and
  other................      659       529          892         2,359        1,100     1,188        1,501
                          ------    ------       ------        ------       ------    ------       ------
Total revenues.........    2,708     2,873        3,535         5,473        4,746     5,316        6,312
Cost of services and
  fulfillment..........    1,058     1,105        1,387         1,936        1,736     2,010        2,165
Selling and
  marketing............    1,106     1,255        1,369         1,913        1,841     2,104        2,289
General and
  administrative.......      270       288          329           502          618       516          581
Depreciation and
  amortization.........       65        63           80            79           92       120          148
                          ------    ------       ------        ------       ------    ------       ------
    Income from
      operations.......      209       162          370         1,043          459       566        1,129
    Interest income....       75       102           89            73          110       121          123
                          ------    ------       ------        ------       ------    ------       ------
Income before state
  income tax
  provision............      284       264          459         1,116          569       687        1,252
State income tax
  provision............       13        12           21            50           30        35           61
                          ------    ------       ------        ------       ------    ------       ------
    Net income.........   $  271    $  252       $  438        $1,066       $  539    $  652       $1,191
                          ======    ======       ======        ======       ======    ======       ======
Pro forma income tax
  adjustment...........      103        95          166           375          200       243          475
                          ------    ------       ------        ------       ------    ------       ------
Pro forma net income...   $  168    $  157       $  272        $  691       $  339    $  409       $  716
                          ======    ======       ======        ======       ======    ======       ======



                                                            THREE MONTHS ENDED
                           ------------------------------------------------------------------------------------
                           MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,
                             1995       1995        1995           1995        1996       1996        1996
                           ---------  --------  -------------  ------------  ---------  --------  -------------
PERCENTAGE OF TOTAL
  REVENUES:
Core research.............      76%       82%          75%           57%          77%       78%          76%
Advisory services and
  other...................      24        18           25            43           23        22           24
                               ---       ---          ---           ---          ---       ---          ---
Total revenues............     100       100          100           100          100       100          100
Cost of services and
  fulfillment.............      39        38           39            35           37        37           34
Selling and marketing.....      41        44           39            35           38        40           37
General and
  administrative..........      10        10            9             9           13        10            9
Depreciation and
  amortization............       2         2            2             1            2         2            2
                               ---       ---          ---           ---          ---       ---          ---
    Income from
      operations..........       8         6           11            20           10        11           18
    Interest income.......       3         4            3             1            2         2            2
                               ---       ---          ---           ---          ---       ---          ---
Income before state income
  tax provision...........      11        10           14            21           12        13           20
State income tax
  provision...............       1         1            1             1            1         1            1
                               ---       ---          ---           ---          ---       ---          ---
    Net income............      10%        9%          13%           20%          11%       12%          19%
                               ===       ===          ===           ===          ===       ===          ===
Pro forma income tax
  adjustment..............       4         3            5             7            4         4            8
                               ---       ---          ---           ---          ---       ---          ---
Pro forma net income......       6%        6%           8%           13%           7%        8%          11%
                               ===       ===          ===           ===          ===       ===          ===

     Revenues generally increased each quarter during the seven quarters ended September 30, 1996, reflecting the overall growth in the Company's business. Historically, total revenues in the fourth quarter have reflected the significant positive contribution of revenues attributable to the Forrester Forum. As a result, the Company has typically experienced a decline in total revenues from the quarter ended December 31 to the quarter ended March 31. In addition, cost of services and fulfillment and sales and marketing expense has typically decreased as a percentage of revenues during the fourth quarter. Sales and marketing expenses increased as a percentage of revenues during the quarter ended June 30, 1995 due to additional costs related to new collateral material printed in connection with the Company's move into its new Cambridge offices. General and administrative expenses increased as a percentage of revenues during the quarter ended March 31, 1996 compared to the quarter ended December 31, 1996 due to increased hiring of operations personnel and the increased revenues during the quarter ended December 31, 1995 attributable to the Forum. The Company's quarterly operating results have fluctuated in the past and may continue to fluctuate in the future.


LIQUIDITY AND CAPITAL RESOURCES


     The Company has financed its operations to date through funds generated from operations. Memberships for core research, which constituted approximately 77% of the Company's revenues for the nine months ended September 30, 1996, are annually renewable and are generally payable in advance. These up-front payment terms together with historical year-to-year revenue growth have allowed the Company to generate positive cash flows each year since 1984, one year after its inception in 1983. The Company generated $4.6 million in cash from operating activities during 1995, $3.7 million during 1994, and $1.3 million during 1993. In the nine months ended September 30, 1996, the Company generated $4.8 million in cash from operating activities.



     In 1995, the Company used $5.2 million of cash in investing activities, consisting of $751,850 for the purchase of property and equipment and $4.5 million for net purchases of marketable securities. The Company regularly invests excess funds in short- and intermediate-term interest-bearing obligations of investment grade. In 1995, the Company used $1.1 million in financing activities, consisting solely of a distribution to the stockholder primarily to pay income taxes on the Company's net income. See "Termination of S Corporation Election and S Corporation Distribution" and "Dividend Policy" above.



     In the nine months ended September 30, 1996, the Company used $4.4 million of cash in investing activities. The primary uses were the purchase of $1.5 million of property and equipment and the net purchase of $2.9 million of marketable securities.



     As of September 30, 1996, the Company had cash and cash equivalents of $1.3 million and $9.6 million in marketable securities. This amount will be reduced by a distribution to the sole stockholder of the Company after completion of this offering as described in "Termination of S Corporation Election and S Corporation Distribution". The Company does not have a line of credit and does not anticipate the need for one in the foreseeable future. The Company currently has no material capital commitments and does not foresee that capital expenditures will increase substantially during the next two years. The Company believes that its current cash balance, marketable securities, and cash flows from operations, together with the net proceeds from the offering, will satisfy working capital, financing activities, and capital expenditure requirements for at least the next two years.



     The Company will declare a distribution to its current stockholder in an amount equal to the Company's undistributed S corporation earnings of approximately $3,600,000 through September 30, 1996. The estimated distribution through September 30, 1996 does not include the amount to be distributed for S corporation earnings from October 1, 1996 through termination of the Company's S corporation election. These distributions will be paid out of the Company's cash balances and proceeds from the sale of marketable securities.

                                    BUSINESS


     Forrester is a leading independent research firm offering products and services that help its clients assess the effect of technology on their businesses. The Company provides analysis and insight into a broad range of technology areas such as computing, software, networking, the Internet, and telecommunications, and projects how technology trends will impact businesses, consumers, and society. Forrester's clients, which include senior management, business strategists, and IT professionals within large enterprises, use Forrester's prescriptive research to understand and benefit from current developments in technology and as support for their development and implementation decisions.


     Forrester offers its clients annual memberships to any of its 10 research services ("Strategy Research Services"). Each Strategy Research Service focuses on a particular area of technology and explores business issues relevant to clients' decision-making. These issues include the impact that the application of technology may have on financial results, investment priorities, organizational effectiveness, and staffing requirements. Forrester also provides advisory services to a limited number of clients to help them explore in greater detail the topics covered by the core research.


     Forrester targets its products and services to both large enterprises and technology vendors. As of September 30, 1996, Forrester's research was delivered to more than 860 client companies. No single client company accounted for more than 3% of the Company's revenues during the nine-month period ended September 30, 1996. Approximately 72% of Forrester's client companies with memberships expiring during the nine-month period ended September 30, 1996 renewed one or more memberships for the Company's products and services.


INDUSTRY BACKGROUND

     Businesses increasingly depend on technology for competitive advantage and success. Technology is being used as a strategic tool to develop innovative products, services, and distribution channels, as well as to create more efficient internal business processes. Decisions about how to deploy networks, software, and other systems are increasingly participatory, with line-of-business managers, marketing executives, and corporate leaders joining IT professionals in the technology review and decision-making process. Together, these individuals must develop a coherent strategy that leverages innovative systems to reach new markets, gain competitive advantage, and develop high customer service and loyalty levels. Developing such a strategy is difficult, however, as the rate of technology change accelerates. Increased complexity and the proliferation of vendors and solutions have increased the challenges in anticipating and understanding emerging technologies.

     The strategic use of technology, the widening scope of decision-making, the speed of change, and the complexity of decisions make it difficult for organizations to efficiently generate research and analysis on their own. Costly incremental resources -- time and expertise -- are required for successful analysis and implementation of technology. Poor decisions can be costly and detrimental to an organization's competitive position. Consequently, demand is growing for external sources of expertise that provide independent, vendor-neutral business advice on how to benefit from technology change. Research firms that provide tactical product assessment or customized consulting are often too narrow in their perspective to satisfy this demand. Business leaders as well as technology users require comprehensive research that can anticipate, assess, and interpret major trends. Forrester believes there is a growing need for thematic, prescriptive analysis of technology that appeals to senior management, business strategists, and IT professionals, and helps organizations improve their strategic planning processes, leverage technology change, and gain competitive advantage.

THE FORRESTER SOLUTION

     Forrester addresses the growing demand for thematic, prescriptive analysis of technology by providing business-focused research to senior management, business strategists, and IT professionals. The Company's research methodology analyzes complex technology issues and delivers prescriptive analysis and advice through each of its 10 Strategy Research Services. This research helps large enterprises make informed decisions that positively affect competitive strategy and business performance, reduce risk, and manage cost. Although Forrester's research is user-focused, IT vendors also use Forrester's research for marketing, product positioning, and market planning.

     Forrester differentiates its products and services from those offered by other research firms by:

          ADDRESSING NEEDS OF BUSINESS EXECUTIVES. Forrester's core research and advisory services blend analysis of technology with related business issues to enable senior management to better use technology for competitive advantage. Unlike narrowly focused, tactically based research that assesses products and components, Forrester's research provides a strategic view of the impact of technology on long-term business plans.

          DELIVERING VALUABLE, STAND-ALONE WRITTEN RESEARCH. Forrester's research distills the abundance of information, activities, and developments in the IT industry into a concise, easy-to-read guide for decision-making. In contrast to research that requires interactive consulting support, Forrester's research is designed to provide valuable, prescriptive analysis that stands on its own without requiring ongoing analyst interaction.

          TAKING A STAND ON DIFFICULT TECHNOLOGY ISSUES. Forrester's research and analysts challenge conventional viewpoints; the Company does not expect clients to agree with every prediction or conclusion presented. However, the Company does believe that strong opinions and recommendations will enable clients to more thoroughly consider the use of technology to gain competitive advantage. Forrester, unlike many other research firms, provides concrete, actionable business advice.

          PROVIDING A BROAD VIEW OF TECHNOLOGY CHANGE. Forrester's research approach provides an integrated, cross-disciplinary view of technologies and their impact throughout organizations and industries. The Company's cross-service collaboration ensures that a coherent, thematic analysis is consistently delivered to clients. Forrester's broad perspective can be contrasted with narrowly defined, specifically tailored technology assessments.

          FOCUSING ON EMERGING TECHNOLOGIES IN CONSUMER AND BUSINESS
     MARKETS. Forrester's research methodology is designed to identify fundamental shifts in technology before these changes appear on the horizons of most users, vendors, and other research firms. Forrester's interview-based research approach combines input from early adopters of new technologies, vendors, and consumers to gauge the likelihood of a technology's success and its potential impact on various markets.

STRATEGY

     Forrester seeks to capitalize on the growing demand for technology research, analysis, and advice. To achieve this goal, Forrester has adopted the following strategies:

          LEVERAGE CORE RESEARCH. By focusing on sales of its stand-alone core research, the Company can deliver value to its clients and can increase its revenues without having to provide ongoing and direct analyst support. In addition, Forrester's current and developing electronic delivery options make it easier to disseminate research within an organization while providing greater ease of use, including the ability to search, customize, and sort information according to individual preferences. Finally, the Company intends to continue to introduce new Strategy Research Services and to provide advisory services that build upon the analysis and recommendations set forth in the core research to enhance sales of that core research.

          EXPAND CLIENT BASE AND PENETRATE EXISTING ACCOUNTS. The Company believes that its current offerings of products and services, and anticipated new products and services, can continue to be successfully marketed and sold to new client companies, as well as to new organizations within existing client companies. Forrester currently targets senior management, business strategists, and IT professionals within Fortune 1,000 companies. The Company seeks to expand its international audience by targeting select geographic markets. The Company also aims to increase the number of Strategy Research Services that each client purchases through increased marketing of new and current products and services.


          IDENTIFY AND DEFINE NEW TECHNOLOGY MARKETS. Forrester seeks to position itself ahead of other research firms by delivering strategic research and analysis on new and emerging technologies. Forrester believes its methodology and culture allow it to focus on areas of technology change and enable it to expand its product and service offerings to address new technology issues.

          ATTRACT AND RETAIN HIGH-QUALITY RESEARCH PROFESSIONALS. The knowledge and experience of Forrester's analysts are critical elements of the Company's ability to provide high-quality products and services. The Company seeks to attract, develop, and retain outstanding research professionals by providing a creative corporate environment and culture, a competitive compensation structure, training and mentoring programs for individual development, and recognition and rewards for excellent individual and team performance.

          EXPAND AND LEVERAGE SALES FORCE. The Company is expanding its current direct sales force and is seeking to increase the average sales volume per sales representative. The Company believes that this increase can be achieved as the average tenure of the Company's sales representatives lengthens and marketing initiatives shorten the sales cycle. Initiatives include the improvement of existing and the development of new methods for obtaining highly qualified sales leads, targeted use of third-party telemarketing firms, and hosting of regional marketing events around the world.

PRODUCTS AND SERVICES

     Forrester's principal products are annually renewable memberships to 10 Strategy Research Services in three main research areas: Corporate IT, New Media, and Strategic Management. Corporate IT Research services analyze how technology change impacts IT's infrastructure, tactics, and mission; New Media Research services provide insight into how companies can leverage emerging technology to deliver content and services to consumers; and Strategic Management Research assists senior executives in understanding the long-term implications of technology change on organizational and business strategies. Each Strategy Research Service delivers monthly Reports and biweekly Briefs, except the Leadership Strategies service which delivers Reports on a bimonthly basis and Executive Takes on a biweekly basis. Additionally, Forrester provides advisory services to select clients through the Partners Program and Strategy Review Program. The Company holds one major event each year, the Forrester Technology Management Forum, a two-day conference devoted to leading technology issues.

  STRATEGY RESEARCH SERVICES

     The Company's Strategy Research Services provide ongoing research and analysis on the developments, information, and activities in the technology industry. Each service is staffed by a team of research analysts and associates with substantial experience in the technology area covered by that service. The services employ a consistent research methodology to analyze technology issues, address related business issues, and offer recommendations and action plans. While each service addresses a specific technology area, collectively they present complementary, consistent research themes and provide comprehensive coverage of relevant technology issues faced by the Company's clients. Businesses are able to supplement and extend internal resources with current, thorough, and focused analysis and recommendations. In addition, technology vendors are able to augment and test competitive, new product, marketing, and sales plans against Forrester's independent analysis and advice.

     The following table summarizes the coverage areas of Forrester's Strategy Research Services:

--------------------------------------------------------------------------------------------------------------------------------
                                  CORPORATE IT RESEARCH                                            SAMPLE TOPICS
--------------------------------------------------------------------------------------------------------------------------------
      COMPUTING STRATEGY SERVICE -- introduced in November 1983, analyzes the rollout -  Systems and network management and management of large-scale client/server systems, the impact of the Internet -  Directories
      on computing architectures, and the changing IT organization                    -  Operating systems
                                                                                      -  Servers, PCs, workstations
                                                                                      -  Internet Computing
--------------------------------------------------------------------------------------------------------------------------------
      NETWORK STRATEGY SERVICE -- introduced in December 1986, analyzes high-         -  ATM
      performance network services and guides companies to build advanced networks    -  Video
      that support client/server applications, link mobile workers, and connect       -  EDI
      business partners and customers                                                 -  Internetworking equipment
                                                                                      -  Networking protocols and services
                                                                                      -  Internet/Intranet
--------------------------------------------------------------------------------------------------------------------------------
      PACKAGED APPLICATION STRATEGIES -- introduced in April 1996, analyzes the       -  Cost of ownership analysis
      impact of emerging technologies on application strategy and helps clients       -  eCommerce packages
      acquire, manage, and leverage packaged software applications                    -  Suite vs. best-of-breed
                                                                                      -  Application data warehousing
                                                                                      -  Impact of Internet/Intranet
--------------------------------------------------------------------------------------------------------------------------------
      SOFTWARE STRATEGY SERVICE -- introduced in April 1990, analyzes and defines     -  Object-oriented technology
      strategies for the overall software architecture needed to meet business        -  Internet/Intranet software
      objectives, including strategic use of data, documents, and development         -  Document management
                                                                                      -  Data warehousing
                                                                                      -  Web servers
--------------------------------------------------------------------------------------------------------------------------------
      TELECOM STRATEGIES -- introduced in June 1996, analyzes the strategic use of    -  Wide area networking
      communications technologies and helps clients use telecommunications to gain    -  Wireless communications
      competitive advantage and cut costs                                             -  Internet access
                                                                                      -  Deregulation
--------------------------------------------------------------------------------------------------------------------------------
                                   NEW MEDIA RESEARCH                                              SAMPLE TOPICS
--------------------------------------------------------------------------------------------------------------------------------
      INTERACTIVE TECHNOLOGY STRATEGIES -- introduced in March 1996, analyzes         -  Multimedia development
      interactive development and delivery technologies that affect consumers         -  CD-ROM
                                                                                      -  Web site development tools
                                                                                      -  Web site management
                                                                                      -  Search engines
--------------------------------------------------------------------------------------------------------------------------------
      MEDIA & TECHNOLOGY STRATEGIES -- introduced in September 1996, analyzes         -  Internet advertising
      electronic media business models for publishers, broadcasters, and information  -  On-line magazines
      service providers and helps clients build technology-based media franchises     -  Electronic yellow pages
                                                                                      -  Future of business information
                                                                                         services
--------------------------------------------------------------------------------------------------------------------------------
      MONEY & TECHNOLOGY STRATEGIES -- introduced in September 1995, analyzes         -  eCommerce
      consumer financial services, focusing on technology's impact on how consumers   -  Integrated financial services
      spend, save, and invest                                                         -  Smart cards
                                                                                      -  On-line retailing
                                                                                      -  On-line banking
                                                                                      -  Web strategies for financial firms
--------------------------------------------------------------------------------------------------------------------------------
      PEOPLE & TECHNOLOGY STRATEGIES -- introduced in May 1994, analyzes how emerging -  Consumer demographics
      technologies affect consumer lifestyles and behavior                            -  On-line services and the Internet
                                                                                      -  On-line business models
--------------------------------------------------------------------------------------------------------------------------------
                              STRATEGIC MANAGEMENT RESEARCH                                        SAMPLE TOPICS
--------------------------------------------------------------------------------------------------------------------------------
      LEADERSHIP STRATEGIES -- introduced in September 1995, analyzes how executives  -  Strategic planning
      can maximize the business benefits of technology and guides them in making      -  IT cost management
      effective decisions about strategic direction, investment properties, and       -  Best practices/benchmarking
      resource management                                                             -  Strategic vendor selection
                                                                                      -  High Performance IT
--------------------------------------------------------------------------------------------------------------------------------

     Each client that purchases a membership to a Strategy Research Service receives the following written materials:

          FORRESTER REPORTS are created monthly by the services in Corporate IT and New Media Research, and bimonthly by the Leadership Strategies service. These Reports deliver analysis on current technology issues in a concise format.


          FORRESTER BRIEFS AND TAKES offer timely analysis on industry events, issues, technology, or other specific research topics. Corporate IT and New Media clients receive 24 Briefs per year, and Leadership Strategies clients receive 26 Executive Takes per year.


          JOURNAL ENTRIES are presented at the end of every Forrester Report and offer Forrester's inside perspective on current events in the industry.

          In addition to printed reports, Strategy Research Service core research deliverables are available in the following electronic delivery formats:

          FORRESTER INTERNET gives clients access to a full archive of Forrester's research from 1993 to the present via the World Wide Web. Extensive search capabilities and end user customization allow clients to tailor document viewing to their particular needs.

          FORRESTER INTRANET delivers the same research archive as Forrester Internet, can be purchased with or without a search engine, and is compatible with any client's Intranet environment.

          FORRESTER RESEARCH FOR LOTUS NOTES USERS provides access to Forrester's full research archive from 1993 to the present via replication to Forrester's Lotus Notes server. Documents can be viewed and sorted by Strategy Research Service, analyst, technology, product, company, people, or date.

  ADVISORY SERVICES AND EVENTS


     Forrester provides advisory services to a limited number of clients through its Partners Program and Strategy Review Program. These programs leverage Forrester's research expertise to address clients' long-term planning issues and align Forrester's core research and insight with specific business goals. As of September 30, 1996, 68 client companies were members of the Partners Program and 196 client companies were members of the Strategy Review Program. In addition to core research, each client purchasing a membership to the Partners Program and Strategy Review Program receives the following deliverables, respectively:


          THE PARTNERS PROGRAM provides clients with a proactive relationship with Forrester analysts to address long-range planning, technology decision-making, and strategic management best practices. The base program includes a series of one-day meetings and conference calls with Forrester analysts.

          THE STRATEGY REVIEW PROGRAM gives clients access to Forrester analysts in a series of quarterly two-hour conference calls or meetings in order to apply the research to business strategies.

     The Company also hosts the Forrester Forum each year. The Forum brings together more than 500 senior executives for a two-day conference to network with their peers and hear major figures from the technology industry and leaders from other business sectors discuss the impact of technology change on business.

  PRICING


     The prices for Forrester's core research are a function of the number of services purchased, the number of research recipients within the client organization, and the delivery format (i.e., printed or electronic). The average contract for annual memberships sold to Forrester clients for core research, excluding annual memberships for core research in connection with Forrester's Partners and Strategy Review Programs, for the year ended December 31, 1995 was approximately $10,200 and for the nine months ended September 30, 1996 was approximately $13,600. The prices for Forrester's Partners and Strategy Review Programs are also a function of the number of services purchased, the number of research recipients within the client organization, delivery format, and amount and type of advisory services. All Partners Program and Strategy Review Program memberships sold include core research. The average contract for annual memberships sold to Forrester clients for the Partners Program for the year ended December 31, 1995 was approximately $65,700 and for the nine months ended September 30, 1996 was approximately $86,600. The average contract price of annual memberships sold to Forrester clients for the Strategy Review Program, for the year ended December 31, 1995 was approximately $33,300 and for the nine months ended September 30, 1996 was approximately $35,700.



     Forrester believes that the agreement value of contracts to purchase core research and advisory services provides a significant measure of the Company's business volume. Forrester calculates agreement value as the annualized fees payable under all core research and advisory services contracts in effect at a given point in time, without regard to the remaining duration of the contracts. Agreement value at December 31, 1994 was $10.2 million and grew to $17.8 million at December 31, 1995. At September 30, 1996, agreement value was $25.9 million.


RESEARCH AND ANALYSIS

     Forrester employs a structured and consistent research methodology across the Company's 10 Strategy Research Services. Each service is managed by a service director who is responsible for implementing the Company's research methodology and maintaining research quality in the service's particular technology coverage area. Forrester's methodology enables the Company to identify and analyze emerging technology trends, markets, and audiences, and ensures consistent research quality and recommendations across all services. The Company's research is thematic in approach: Forrester Reports are composed around major technology trends, not isolated technology review and assessment. Research themes apply throughout different research Reports, within services, and across research services.

     Forrester's research process subjects initial ideas to research, analysis, and rigorous validation, and produces conclusions, predictions, and recommendations. Forrester employs several different primary research methods: confidential interviews with early adopters of new technology, technology vendors, consumers, and users and vendors in related technology areas; regular briefings with vendors to review current positions and future directions; and input from clients and third parties gathered during advisory sessions.

     Reports begin with cross-service discussion sessions with analysts. Cross-service testing of an idea continues throughout the Report process at informal and weekly research meetings. At the final stage of the research process, senior analysts meet to test the conclusions of each Report. Also, each Report is reviewed by an analyst outside the research service as an additional quality check and to ensure clarity and readability by all clients -- especially those lacking strong technology backgrounds. All research is reviewed and graded by Forrester's senior research directors.

     The knowledge and experience of Forrester's analysts are critical elements of the Company's ability to provide high-quality research and analysis. Forrester analysts average approximately 10 years of industry experience, with varied backgrounds mirroring all facets of the industry -- vendor and user marketing and development, entrepreneurs, financial services, and journalism. The Forrester culture and compensation system foster a dedication to high-quality research across all research services.

     All members of Forrester's research staff participate in the Company's incentive compensation bonus plan. Each employee's performance against individual and team goals determines an eligible bonus that is funded by the Company's overall performance against key business objectives. Individual and team goals include on-time delivery of high-quality research, core research bookings, and advisory services support to Partners and Strategy Review Program clients. Senior analysts and research directors are eligible to receive equity awards under the Company's stock plans.

SALES AND MARKETING


     Forrester has made a substantial investment in its direct sales force to better serve clients and address additional markets. The Company's direct sales force, comprised of 38 sales representatives as of September 30, 1996, consists of business development managers who are responsible for maintaining and leveraging the current client base by renewing and selling additional Strategy Research Services to existing clients, corporate account managers who develop new business in assigned territories, and regional sales directors who focus on high-level client contact and service.



     Forrester sells its products and services through its headquarters in Cambridge, Massachusetts, and a regional sales office in San Francisco. Forrester also uses six local independent sales representatives to market and sell its products and services internationally. These independent third-party representatives cover the following territories: Australia, Brazil, France, Japan, Spain, and South Africa.


     The Company has developed and will continue to implement products and programs to support the sales representatives in their effort to differentiate Forrester and define the value derived from the Company's research and analysis. These products and programs include extensive worldwide press relations, direct mail campaigns, telemarketing, and a worldwide events program. In addition, the Company uses its Web site as a strategic tool to increase the quality and speed of lead development for the sales force. All Forrester sales representatives participate in the Company's annual commission and bonus plan. Commissions are paid monthly based upon attainment of net bookings against established quotas; quarterly bonuses are paid for exceeding quota levels.


     As of September 30, 1996, Forrester's research was delivered to over 860 client companies, including 57 of the 1996 Fortune 100 companies and 157 of the 1996 Fortune 500 companies. No single client company accounted for over 3% of the Company's revenues for the nine months ended September 30, 1996.


COMPETITION

     Forrester believes that the principal competitive factors in its industry include quality of research and analysis, timely delivery of information, the ability to offer products that meet the changing needs of organizations for research and analysis, independence from vendors, and customer service and price. The Company believes it competes favorably with respect to each of these factors. Additionally, the Company believes that its business-focused review of emerging technologies and high-level, easy-to-read research format distinguish it from its competitors.

     The Company competes in the market for technology research products and services with other independent providers of similar services. Forrester's principal direct competitor in IT research is Gartner Group, Inc., which has a substantially longer operating history, is significantly larger, and has considerably greater financial resources and market share than the Company. Numerous other companies, including META Group, Inc., provide IT research and analysis. In addition, the Company's indirect competitors include the internal planning and marketing staffs of the Company's current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms, and general business consulting firms. The Company's indirect competitors could choose to compete directly against the Company in the future. In addition, there are relatively few barriers to entry into the Company's market and new competitors could readily seek to compete against the Company in one or more market segments addressed by the Company's Strategy Research Services. Increased competition could adversely affect the Company's operating results through pricing pressure and loss of market share. There can be no assurance that the Company will be able to continue to compete successfully against existing or new competitors.

EMPLOYEES

     Forrester's culture emphasizes certain key values -- quality, cooperation, and creativity -- that it believes are critical to its continued growth. To encourage achievement of the Company's key values, the Company places great emphasis on individual excellence, and employees at all levels of the organization are encouraged to take initiative and lead individual projects that enhance Forrester's effectiveness. Forrester regularly recognizes and rewards excellent performance in all areas of the Company. The Company's balanced emphasis on individual achievement and teamwork is reflected in its compensation structure. Each employee's performance is measured against individual and team goals that determine an eligible bonus funded by the Company's overall performance against key business objectives. This structure gives employees a vested interest in the Company's overall success and performance while still promoting individual excellence.


     As of September 30, 1996, Forrester employed a total of 119 persons, including 55 research staff, 44 sales and marketing personnel, and 20 operations personnel. Of these employees, 118 are located at the Company's headquarters in Cambridge, Massachusetts and one is located at another domestic facility. None of the Company's employees is represented by a collective bargaining arrangement, and the Company has experienced no work stoppages. The Company believes that its relations with its employees are good.



     As of September 30, 1996, there were options to purchase 748,691 shares of the Common Stock of the Company granted to employees under the Company's 1996 Amended and Restated Equity Incentive Plan. Upon completion of this offering, options to purchase 149,376 shares of the Company's Common Stock held by employees of the Company will become immediately exercisable.


     Forrester's continued growth depends in large part on its ability to attract, retain, and motivate highly skilled research analysts, sales and marketing personnel, and operations staff. Competition for highly skilled personnel in the Company's market is intense, and many of the companies with which Forrester directly competes for such personnel have substantially greater financial and other resources than the Company. In addition, competition for highly skilled personnel can be expected to become more intense as competition in the Company's industry increases. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain and motivate its existing research analysts, sales and marketing personnel, and operations staff for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of any of the Company's senior management personnel or any failure to attract, retain, and motivate a sufficient number of qualified personnel would have a material adverse effect on the Company's business, financial condition, and results of operations. The Company has entered into non-competition agreements with each of its group directors, service directors, senior analysts, and certain other employees which provide that such persons will not compete with the Company for the one-year period after the date of termination of employment with the Company.

FACILITIES

     The Company's headquarters are located in approximately 30,000 square feet of office space in Cambridge, Massachusetts. This facility accommodates research, marketing, sales, IT, and operations personnel. The initial lease term of this facility expires in January 2001. The Company has the option to extend this lease for up to two additional terms of five years each. The Company also leases office space in San Francisco to support its sales functions. The Company believes that its existing facilities are adequate for its current needs and that additional facilities are available for lease to meet future needs.


LEGAL PROCEEDINGS



     The Company is not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and members of and nominees to the Board of Directors of the Company are as follows:


            NAME                                AGE                    POSITION
            ----                                ---                    --------
George F. Colony..............................   43     Chairman of the Board, President,
                                                        and Chief Executive Officer

William M. Bluestein, Ph.D. ..................   39     Group Director, New Media Research

Paul D. Callahan..............................   47     Group Director, Corporate IT Research

Ruth Habbe....................................   41     Director, Marketing

Mary A. Modahl................................   34     Group Director, New Media Research

David H. Ramsdell.............................   45     Director, Finance

Jon D. Schwartz...............................   36     Director, Worldwide Sales

Paul J. Warren................................   31     Director, IT

Susan M. Whirty, Esq..........................   39     Director, Operations, General Counsel,
                                                        Secretary, Treasurer

Stuart D. Woodring............................   36     Group Director, Corporate IT Research

Robert M. Galford(1)..........................   44     Member of the Board of Directors

George R. Hornig(1)...........................   42     Member of the Board of Directors

Christopher W. Mines(1).......................   42     Member of the Board of Directors

Michael H. Welles(1)..........................   42     Member of the Board of Directors


---------------

(1) Elected to serve as members of the Board of Directors commencing immediately following the completion of this offering.


     George F. Colony, founder of the Company, has served as President and Chief Executive Officer since its inception in July 1983.

     William M. Bluestein, Ph.D., currently serves as Group Director, New Media Research. He was previously Director and Senior Analyst with the Company's People & Technology Strategies from 1994 to 1995, and Director and Senior Analyst with the Company's Computing Strategy Service from 1990 to 1993.

     Paul D. Callahan currently serves as Group Director, Corporate IT Research. He was previously with the Company's Network Strategy Service where he served as Director from 1995 to 1996, Senior Analyst from 1993 to 1995, and Analyst from 1992 to 1993. Prior to joining the Company, Mr. Callahan was a manager with Digital Equipment Corporation's networks business from 1987 to 1992.

     Ruth Habbe has served as the Company's Director, Marketing since 1994. Prior to joining the Company, Ms. Habbe was Vice President, Marketing at Imagery Software, Inc. from 1992 to 1994 and Document Imaging Segment Manager at Digital Equipment Corporation from 1990 to 1992.

     Mary A. Modahl currently serves as Group Director, New Media Research. She was previously Director and Senior Analyst with the Company's People & Technology Strategies from 1994 to 1995, Senior Analyst with the Company's Computing Strategy Service from 1993 to 1994, and Director of the Network Strategy Service from 1990 to 1993.


     David H. Ramsdell became the Company's Director, Finance in October 1996. Mr. Ramsdell was Vice President, Finance at Virus Research Institute, Inc., a developer of vaccine delivery systems, from August 1993 through September 1996. He also served as Chief Financial Officer at ISI Systems, Inc., a data processing and software development company, from 1987 to August 1993.

     Jon D. Schwartz currently serves as the Company's Director, Worldwide Sales. He was previously Director of the Company's North American Sales from 1993 to 1995, and Partners Manager from 1990 to 1993.

     Paul J. Warren has served as the Company's Director, IT since 1995. Before joining the Company, Mr. Warren was Manufacturing Systems Manager for Malden Mills, a textile manufacturer, from 1993 to 1995. He also served as a Manufacturing Systems Analyst for Malden Mills from 1991 to 1993.

     Susan M. Whirty, Esq. has served as the Company's Director, Operations and General Counsel since March 1993 and has served as the Company's Secretary and Treasurer since February 1996. Prior to joining the Company, Ms. Whirty was Corporate Counsel at Cognos Corporation, a software development and application company, from 1989 to 1993.

     Stuart D. Woodring currently serves as Group Director, Corporate IT Research. He was previously Director of the Company's Corporate IT Research services from 1994 to 1995 and Director of the Software Strategy Service from 1990 to 1994.


     Robert M. Galford has been elected to serve as a Director of the Company commencing immediately following this offering. Mr. Galford has been a member of the Faculty of the Executive Programs at Columbia University's Graduate School of Business since 1994. Before joining Columbia's Executive Programs, he taught at Boston University from 1993 to 1994. Prior to his work in executive education, Mr. Galford was a Vice President of the MAC Group from 1986 to 1991 and its successor firm, Gemini Consulting, from 1991 to 1994.


     George R. Hornig has been elected to serve as a Director of the Company commencing immediately following this offering. Mr. Hornig has been Managing Director and Member of the Management Committee of Deutsche Morgan Grenfell, an investment banking firm, from 1993 to the present. From 1991 to 1993, Mr. Hornig was President and Chief Operating Officer of Dubin & Swieca Holdings, Inc., an investment management firm. He is also Director of Unity Mutual Life Insurance Company and SL Industries, Inc., a manufacturer and distributor of engineered products.

     Christopher W. Mines has been elected to serve as a Director of the Company commencing immediately following this offering. Mr. Mines currently serves as a Principal of GeoPartners Research, Inc. Prior to joining GeoPartners in 1992, he was an analyst at Cowen & Company from 1983 to 1991 and at the Yankee Group from 1980 to 1983.

     Michael H. Welles has been elected to serve as a Director of the Company commencing immediately following this offering. Mr. Welles has been General Manager, Next Generation Products for Lotus Development Corporation since 1994. From 1991 to 1994, he was General Manager of Lotus' Improv development team.

BOARD OF DIRECTORS


     The Company's Bylaws provide for a Board of Directors of three or more directors, and the number of directors is currently fixed at five. Under the terms of the Company's Certificate of Incorporation and Bylaws, the Board of Directors is composed of three classes of similar size, each elected in a different year, so that only approximately one-third of the Board of Directors is elected in any single year. Mr. Colony is designated as a Class I director elected for a term expiring in 1999 and until his successor is elected and qualified; Mr. Hornig and Mr. Mines are designated Class II directors elected for a term expiring in 1998 and until their successors are elected and qualified; and Mr. Welles and Mr. Galford are designated Class III directors elected for a term expiring in 1997 and until their successors are elected and qualified.



     The Board of Directors of the Company will have an Audit Committee consisting of two members (Messrs. Hornig and Mines) and a Compensation Committee consisting of two members (Messrs. Galford and Welles). The purpose of the Audit Committee is to review the results of operations of the Company with officers of the Company who are responsible for accounting matters and, from time to time, with the Company's independent auditors. The Compensation Committee recommends annual compensation arrangements for the Company's executive officers and reviews annual compensation arrangements for all other officers and significant employees.

DIRECTOR COMPENSATION


     Members of the Board of Directors of the Company are reimbursed for their expenses incurred in connection with attending any meeting. In addition, in September 1996, the Board of Directors adopted and the sole stockholder approved the 1996 Stock Option Plan for Non-Employee Directors (the "Director Option Plan") pursuant to which each of the non-employee directors who have agreed to serve as directors of the Company received, on the date that the Company first filed a registration statement under the Securities Act covering the Common Stock, an option to purchase 6,000 shares of the Company's Common Stock at an exercise price of $13.00. Such options will vest in three equal installments commencing on the date of completion of the initial public offering of the Common Stock and on the first and second anniversaries of such date. See "Stock Plans -- 1996 Stock Option Plan for Non-Employee Directors".


                           SUMMARY COMPENSATION TABLE


                                                              ANNUAL COMPENSATION
                                                                                 OTHER ANNUAL
         NAME AND PRINCIPAL POSITION             YEAR     SALARY      BONUS     COMPENSATION(1)
         ---------------------------             ----     ------      -----     ---------------
George F. Colony..............................   1995    $135,000    $     0        $19,129
Chairman of the Board,
  President, and Chief
  Executive Officer

Jon D. Schwartz...............................   1995    $177,444    $20,400        $    --
Director, Worldwide Sales

Stuart D. Woodring............................   1995    $125,000    $43,827        $    --
Group Director, Corporate IT Research

Paul D. Callahan..............................   1995    $120,000    $44,608        $    --
Group Director, Corporate IT Research

William M. Bluestein, Ph.D....................   1995    $110,000    $46,476        $    --
Group Director, New Media Research


---------------
(1) No named Executive Officer other than Mr. Colony received other annual compensation in excess of the lesser of $50,000 or 10% of his salary and bonus. Other annual compensation paid to Mr. Colony includes approximately $7,000 for life insurance and $4,700 for health insurance and excludes distributions to Mr. Colony based on the Company's S corporation earnings. See "Dividend Policy".

STOCK PLANS

  1996 EQUITY INCENTIVE PLAN


     The Company's Amended and Restated 1996 Equity Incentive Plan (the "Equity Incentive Plan"), which was originally approved by the Board of Directors and the sole stockholder of the Company in February 1996 and amended and restated in September 1996, provides for grants of incentive stock options within the meaning of Section 422 of the Code, non-qualified stock options, and restricted and nonrestricted shares to employees and other persons who are important to the success of the Company. As of September 30, 1996, a total of 2,750,000 shares of Common Stock have been reserved for issuance under the Equity Incentive Plan, subject to adjustment for stock splits and similar events, of which 2,001,309 remained available for future grants. The exercise price of all incentive stock options granted under the Equity Incentive Plan must be at least equal to the fair market value of the shares of Common Stock on the date of grant. The exercise price of all non-qualified options granted under the Equity Incentive Plan is determined by the Compensation Committee of the Board of Directors. The Compensation Committee may reduce the exercise price of any outstanding options. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the Equity Incentive Plan may not exceed 10 years. Unless terminated sooner, the Equity Incentive Plan will terminate in February 2006. The Board of Directors has authority to amend or terminate the Equity Incentive Plan, provided no such action may impair the rights of the holder of any outstanding options without the written consent of such holder.


  1996 EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which was approved by the Board of Directors and by the sole stockholder of the Company in September 1996, is intended to qualify under Section 423 of the Code. A total of 200,000 shares of Common Stock has been reserved for issuance under the Stock Purchase Plan. Purchases under the Stock Purchase Plan will occur at the end of each option period. The first option period will commence on the date of this Prospectus and will end on June 30, 1997. Thereafter, each option period will be successive six-month purchase periods. Employees are eligible to participate if they are regularly employed by the Company for at least 30 hours per week.

     The Stock Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions that may not exceed 10% of an employee's base compensation, including commissions, bonuses, and overtime, at a price equal to 85% of the fair market value of the Common Stock at the beginning or the end of a purchase period, whichever is lower. Unless terminated sooner, the Stock Purchase Plan will terminate 10 years from its effective date. The Board of Directors has authority to amend or terminate the Stock Purchase Plan, provided no such action may adversely affect the rights of any participant.

  1996 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS


     The Director Option Plan was approved by the Board of Directors and by the sole stockholder of the Company in September 1996. Pursuant to the Director Option Plan, non-employee directors who have agreed to serve as a director of the Company have each received, on the date that the Company first filed a registration statement under the Securities Act covering the Common Stock, an option to purchase 6,000 shares of the Company's Common Stock at an exercise price of $13.00. Such options will vest in three equal installments commencing on the date of completion of the initial public offering of the Common Stock and on the first and second anniversaries of such date. Each non-employee director elected thereafter shall be awarded an option to purchase 6,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock upon his or her election as director, which will vest in three equal installments commencing on the date of grant and on the first and second anniversary of the date of grant. Each non-employee director will also receive an option to purchase 4,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock each year immediately following the Company's annual stockholders meeting, which will vest in three equal installments on the first, second, and third anniversaries of the date of grant. The Compensation Committee also has the authority under the Director Option Plan to grant options to non-employee directors in such amounts and in such terms not inconsistent with the Director Option Plan as it shall determine at the time of grant. All such options will be granted at fair market value. Each option will be non-transferable except upon death and will expire 10 years after the date of grant. A total of 150,000 shares of Common Stock has been reserved for issuance under the Director Option Plan, 126,000 of which remain available for future grants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1995, Mr. Colony was responsible for compensation decisions, although he consulted as to such decisions with an outside compensation consultant. Following this offering the Company will have a Compensation Committee consisting of Messrs. Galford and Welles, neither of whom is an employee of the Company.

REGISTRATION RIGHTS AND NON-COMPETITION AGREEMENT

     The Company and Mr. Colony have entered into a registration rights and non-competition agreement (the "Registration Rights and Non-Competition Agreement") which provides that if Mr. Colony's employment with the Company is terminated he will not compete with the Company for the one-year period after the date of such termination. The Registration Rights and Non-Competition Agreement also provides Mr. Colony with certain registration rights with respect to his Common Stock, described under "Description of Capital Stock".

                              CERTAIN TRANSACTIONS

     The Company and Mr. Colony intend to enter into an indemnification agreement relating to their respective income tax liabilities. Mr. Colony will continue to be liable for personal income taxes on the Company's income for all periods prior to the time the Company ceases to be an S corporation, while the Company will be liable for all income taxes subsequent to the time it ceases to be an S corporation. The agreement generally provides that the Company will indemnify Mr. Colony for any increase in his taxes (including interest and penalties) resulting from adjustments initiated by taxing authorities and from payments to him under the agreement, and Mr. Colony will pay to the Company an amount equal to any decrease in his tax liability resulting from adjustments initiated by taxing authorities.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of September 30, 1996 by
(i) each person or entity who is known by the Company to beneficially own 5% or more of the Company's voting capital stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each of the Company's directors
(including persons who have consented to be directors), and (iv) all of the Company's directors and executive officers as a group.



                                                         NUMBER OF
                                                         SHARES OF
                                                          COMMON                 PERCENTAGE BENEFICIALLY
                                                          STOCK                          OWNED(1)
                                                       BENEFICIALLY          -----------------------------------
NAME OF BENEFICIAL OWNER                                 OWNED(1)            BEFORE OFFERING      AFTER OFFERING
------------------------                               ------------          ---------------      --------------
George F. Colony..................................       6,000,000                100%                 74%

William M. Bluestein, Ph.D.(2)....................          14,727                 *                    *

Paul D. Callahan(2)...............................           6,927                 *                    *

Jon D. Schwartz(2)................................           8,182                 *                    *

Stuart D. Woodring(2).............................          14,727                 *                    *

Robert M. Galford(2)..............................           2,000                 *                    *

George R. Hornig(2)...............................           2,000                 *                    *

Christopher W. Mines(2)...........................           2,000                 *                    *

Michael H. Welles(2)..............................           2,000                 *                    *

Directors and executive officers
  as a group (13 persons)(2)......................       6,083,927                100%                 75%


---------------

 *  Less than 1%.

(1) Assumes that the Underwriters' over-allotment option is not exercised.

(2) Reflects shares issuable upon exercise of options which vest upon the completion of this offering. If options to purchase shares that are not immediately exercisable are included, the number of shares of Common Stock beneficially owned by Messrs. Bluestein, Callahan, Schwartz, and Woodring would be 70,926, 45,994, 70,019, and 69,699, respectively.


                          DESCRIPTION OF CAPITAL STOCK

     The following summary describes the Certificate of Incorporation of the Company, as restated in its entirety immediately prior to the consummation of this offering.

GENERAL


     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 500,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of September 30, 1996, there were 6,000,000 shares of Common Stock outstanding, held of record by one stockholder, and no shares of Preferred Stock outstanding.


COMMON STOCK


     As of September 30, 1996, there were 6,000,000 shares of Common Stock outstanding, all of which were held by Mr. Colony. Each holder of Common Stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by the Company's stockholders. Subject to preferences that may be applicable to any outstanding series of Preferred Stock, the holders of Common Stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors, from funds legally available therefore. See "Dividend Policy". Upon liquidation or dissolution of the Company, subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled to receive in all assets available for distribution to stockholders. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.


PREFERRED STOCK

     The Company's Restated Certificate of Incorporation (the "Certificate") provides that the Company may, by vote of its Board of Directors, designate the numbers, relative rights, preferences, and limitations of one or more series of Preferred Stock and issue the securities so designated. Such provisions may discourage or preclude certain transactions, whether or not beneficial to stockholders, and could discourage certain types of tactics that involve an actual or threatened acquisition or change of control of the Company. This provision does not prevent stockholders from obtaining injunctive or other relief against the directors, nor does it shield directors from liability under federal or state securities laws.

     The Company has no current intention to issue any of its unissued, authorized shares of Preferred Stock. However, the issuance of any shares of Preferred Stock in the future could adversely affect the rights of the holders of Common Stock.

REGISTRATION RIGHTS

     The Company and Mr. Colony have entered into a Registration Rights and Non-Competition Agreement, which provides that in the event the Company proposes to file a registration statement under the Securities Act with respect to an offering by the Company for its own account or the account of another person, or both, Mr. Colony shall be entitled to include shares held by him (the "Registrable Shares") in such a registration, subject to the right of the managing underwriter of any such offering to exclude some or all of such Registrable Shares from such registration if and to the extent the inclusion of the shares would adversely affect the marketing of the shares to be sold by the Company. The agreement also provides that, at any time following the closing of an initial public offering of Common Stock, Mr. Colony may require the Company to register under the Securities Act shares having a fair market value of at least $5.0 million, except that the Company is not required to effect such registration more than twice or at certain times described in the agreement. The agreement also provides that the Company will pay all expenses incurred in connection with such registration.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS


     Section 203 of the General Corporation Law of Delaware prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder", other than an "interested stockholder" who is an "interested stockholder" at the time the corporation becomes subject to Section 203, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. The Certificate provides that the Company will not be subject to the provisions of
Section 203.



     The Certificate and Bylaws provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management". In addition, the Certificate of Incorporation and Bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote generally in the election of directors. Under the Certificate and Bylaws, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.


     The Certificate and Bylaws also provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Certificate and Bylaws further provide that special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer, or, if none, the President of the Company or by the Board of Directors. Under the Company's Bylaws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.


     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's Certificate of Incorporation or Bylaws, unless a corporation's Certificate of Incorporation or Bylaws, as the case may be, require a greater percentage. The Company's Certificate and the Bylaws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote generally for directors to amend, alter or repeal the By-Laws or to adopt new by-laws.



     The Certificate contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability to the Company or its stockholders for monetary damages for a breach of fiduciary duty, except to the extent that exculpation from liability is not permitted under the General Corporation Law of Delaware as in effect at the time the liability is determined. The Certificate also contains provisions obligating the Company to indemnify its officers and directors to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston, Boston, Massachusetts.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have approximately 8,000,000 shares of Common Stock outstanding. Of these shares, the 2,000,000 shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). Any shares purchased in the offering by an Affiliate of the Company may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including the exemption under Rule 144. The remaining 6,000,000 shares will be subject to a 180-day lock-up agreement. After the 180-day period, these shares will be eligible for sale subject to compliance with Rule 144 under the Securities Act.


     In general, a person (or persons whose shares are aggregated for purposes of such rule) effecting sales under Rule 144 is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 80,000 shares immediately after the offering) or the average weekly trading volume in the Company's Common Stock on the Nasdaq National Market or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements, and the availability of current public information about the Company. The Company, Mr. Colony, who prior to the completion of this offering is the sole stockholder of the Company, and directors, certain executive officers and employees of the Company who hold options to purchase 582,945 shares of Common Stock, have agreed not to offer or sell or otherwise dispose of any Common Stock with certain limited exceptions until the expiration of 180 days following the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. See "Underwriting".


     No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of Common Stock, the personal circumstances of the sellers, and other factors. Nevertheless, sales or anticipated sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Company's Common Stock.


     In addition, from time to time after the expiration of the 180-day lock-up period, Mr. Colony may sell shares of the Company's Common Stock pursuant to a registration statement filed in the future by the Company pursuant to the Registration Rights and Non-Competition Agreement between the Company and Mr. Colony. See "Description of Capital Stock -- Registration Rights".



     As of September 30, 1996, options to purchase a total of 772,691 shares of Common Stock were outstanding, of which options to purchase 157,376 shares will become exercisable upon completion of this offering. Of the total shares issuable pursuant to such options 106,595 shares are subject to 180-day lock-up agreements with the representatives of the Underwriters.



     The Company intends to file a registration statement on Form S-8 under the Securities Act covering 200,000 shares of Common Stock reserved for issuance under the Stock Purchase Plan upon consummation of this offering, although shares will not be issuable under the plan until June

30, 1997. In addition, the Company intends to file registration statements on Form S-8 covering 2,900,000 shares of Common Stock reserved for issuance under the Equity Incentive Plan and the Director Option Plan. See "Management -- Stock Plans". Such registration statements are expected to be filed 90 days after the date of this Prospectus and will automatically become effective upon filing. Accordingly, shares issued pursuant to such registration statements will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market. As of September 30, 1996, options to purchase 772,691 shares were granted and outstanding. Of the total shares issuable pursuant to such options, 582,945 shares are subject to the lock-up agreements discussed above.


                               VALIDITY OF SHARES

     The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS

     The Financial Statements of the Company and the Financial Statement
Schedule included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereto, and are included herein in reliance upon the authority of such firm as experts in giving said reports.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including exhibits, schedules, and reports filed therewith. Statements made in this Prospectus as to the contents of any contract, agreement, or other document referred to above are necessarily incomplete. With respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Thirteenth Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, material that the Company files electronically with the Commission is available at the Commission's Web site, http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

                            FORRESTER RESEARCH, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                         PAGE
                                                                                         ----
Report of Independent Public Accountants..............................................   F-2
Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996 ...............   F-3
Statements of Income for the years ended December 31, 1993, 1994, and 1995 and the
  nine months ended September 30, 1995 and 1996 ......................................   F-4
Statements of Stockholder's Equity for the years ended December 31, 1993, 1994, and
  1995 and the nine months ended September 30, 1996 ..................................   F-5
Statements of Cash Flows for the years ended December 31, 1993, 1994, and 1995 and the
  nine months ended September 30, 1995 and 1996 ......................................   F-6
Notes to Financial Statements.........................................................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of
Forrester Research, Inc.:


     We have audited the accompanying balance sheets of Forrester Research, Inc. (a Delaware corporation) as of December 31, 1994 and 1995 and September 30, 1996 and the related statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1995 and for the nine-month period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forrester Research, Inc. as of December 31, 1994 and 1995 and September 30, 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and for the nine-month period ended September 30, 1996, in conformity with generally accepted accounting principles.


                                                       ARTHUR ANDERSEN LLP

Boston, Massachusetts

October 22, 1996


                            FORRESTER RESEARCH, INC.

                                 BALANCE SHEETS


                                                  DECEMBER 31,                                PRO FORMA
                                            -------------------------     SEPTEMBER 30,     SEPTEMBER 30,
                                               1994          1995             1996              1996
                                               ----          ----         -------------      ------------
                                                                                             (UNAUDITED)
                                                                                              (NOTE 1)
                                                 ASSETS
Current assets:
    Cash and cash equivalents............   $2,778,725    $   997,567      $ 1,265,827                --
    Marketable securities................    1,985,355      6,520,481        9,581,843         7,247,670
    Accounts receivable, net of allowance
      for doubtful accounts of
      approximately $88,000, $120,000,
      and $179,000 in 1994, 1995, and
      1996, respectively.................    2,872,238      5,882,980        8,661,589         8,661,589
    Deferred commissions.................      495,215        891,967        1,227,470         1,227,470
    Prepaid expenses and other current
      assets.............................       60,960         76,542          437,874           437,874
                                            ----------    -----------      -----------       -----------
         Total current assets............    8,192,493     14,369,537       21,174,603        17,574,603
                                            ----------    -----------      -----------       -----------
Property and equipment, at cost:
    Machinery and equipment..............      707,388        965,435        1,356,776         1,356,776
    Furniture and fixtures...............      191,510        288,532          471,462           471,462
    Computer software....................       35,409        206,324          303,032           303,032
    Vehicles.............................       30,098         30,098           30,098            30,098
    Leasehold improvements...............       38,580         59,262          581,575           581,575
                                            ----------    -----------      -----------       -----------
         Total property and equipment....    1,002,985      1,549,651        2,742,943         2,742,943
    Less-Accumulated depreciation and
      amortization.......................      411,855        493,376          595,017           595,017
                                            ----------    -----------    ---------------    -------------
         Property and equipment, net.....      591,130      1,056,275        2,147,926         2,147,926
                                            ----------    -----------      -----------       -----------
         Total assets....................   $8,783,623    $15,425,812      $23,322,529       $19,722,529
                                            ==========    ===========      ===========       ===========

                                                LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
    Accounts payable.....................   $   41,394    $   377,344      $   689,765       $   689,765
    Customer deposits....................           --         97,329          123,004           123,004
    Accrued expenses.....................      525,052      1,544,815        2,005,576         2,005,576
    Deferred revenue.....................    7,097,574     11,359,101       16,262,166        16,262,166
    Deferred income tax liability........           --             --               --           500,000
                                            ----------    -----------      -----------       -----------
         Total current liabilities.......    7,664,020     13,378,589       19,080,511        19,580,511
                                            ----------    -----------      -----------       -----------
Commitments (Note 4)
Stockholder's equity:
    Common stock, $.01 par value
      Authorized -- 7,000,000 shares
      Issued and outstanding-- 6,000,000
         shares..........................       60,000         60,000           60,000            60,000
    Retained earnings....................    1,059,603      1,965,527        4,177,886            77,886
    Unrealized gain on marketable
      securities.........................           --         21,696            4,132             4,132
                                            ----------    -----------      -----------       -----------
         Total stockholder's equity......    1,119,603      2,047,223        4,242,018           142,018
                                            ----------    -----------      -----------       -----------
         Total liabilities and
           stockholder's equity..........   $8,783,623    $15,425,812      $23,322,529       $19,722,529
                                            ==========    ===========      ===========       ===========


   The accompanying notes are an integral part of these financial statements.


                            FORRESTER RESEARCH, INC.

                              STATEMENTS OF INCOME


                                                                              NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                   -------------------------------------   ------------------------
                                      1993         1994         1995       1995            1996
                                      ----         ----         ----       ----            ----
                                                                       (UNAUDITED)
Revenues:
     Core research...............  $4,690,572   $6,363,335   $10,149,514   $7,036,129   $12,585,114
     Advisory services and
       other.....................   2,608,545    3,335,467     4,439,298    2,079,503     3,788,876
                                   ----------   ----------   -----------   ----------   -----------
          Total revenues.........   7,299,117    9,698,802    14,588,812    9,115,632    16,373,990
                                   ----------   ----------   -----------   ----------   -----------
Operating expenses:
     Cost of services and
       fulfillment...............   2,406,311    3,423,844     5,486,346    3,549,669     5,911,226
     Selling and marketing.......   2,693,442    3,592,853     5,643,196    3,729,649     6,234,373
     General and
       administrative............   1,147,589    1,045,340     1,388,868      887,037     1,714,523
     Depreciation and
       amortization..............     105,120      150,067       286,705      207,347       359,531
                                   ----------   ----------   -----------   ----------   -----------
          Total operating
            expenses.............   6,352,462    8,212,104    12,805,115    8,373,702    14,219,653
                                   ----------   ----------   -----------   ----------   -----------
          Income from
            operations...........     946,655    1,486,698     1,783,697      741,930     2,154,337
Interest income, net.............      79,343      125,115       339,569      266,252       353,915
                                   ----------   ----------   -----------   ----------   -----------
          Income before state
            income tax
            provision............   1,025,998    1,611,813     2,123,266    1,008,182     2,508,252
State income tax provision.......      46,000       73,000        96,000       46,000       126,000
                                   ----------   ----------   -----------   ----------   -----------
          Net income.............     979,998    1,538,813     2,027,266      962,182     2,382,252
Pro forma income tax adjustment
  (Note 3).......................     365,000      583,000       739,000      364,000       918,000
                                   ----------   ----------   -----------   ----------   -----------
Pro forma net income.............  $  614,998   $  955,813   $ 1,288,266   $  598,182   $ 1,464,252
                                   ==========   ==========   ============  ==========   ============
Pro forma net income per common
  share..........................  $     0.10   $     0.15   $      0.20   $     0.10   $      0.23
                                   ==========   ==========   ============  ==========   ============
Weighted average common shares
  outstanding....................   6,293,449    6,293,449     6,293,449    6,293,449     6,293,449
                                   ==========   ==========   ============  ==========   ============


   The accompanying notes are an integral part of these financial statements.


                            FORRESTER RESEARCH, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY


                                                          COMMON STOCK                        UNREALIZED
                                                     ----------------------                     GAIN ON          TOTAL
                                                       NUMBER                  RETAINED       MARKETABLE      STOCKHOLDER'S
                                                     OF SHARES    $.01 PAR     EARNINGS       SECURITIES         EQUITY
                                                     ---------    --------     --------       ----------      -------------
Balance, December 31, 1992.........................  6,000,000     $60,000     $  635,792       $     --       $   695,792
    Distributions..................................         --          --       (345,000)            --          (345,000)
    Net income.....................................         --          --        979,998             --           979,998
                                                     ---------     -------     ----------       --------       -----------
Balance, December 31, 1993.........................  6,000,000      60,000      1,270,790             --         1,330,790
    Distributions..................................         --          --     (1,750,000)            --        (1,750,000)
    Net income.....................................         --          --      1,538,813             --         1,538,813
                                                     ---------     -------     ----------       --------       -----------
Balance, December 31, 1994.........................  6,000,000      60,000      1,059,603             --         1,119,603
    Distributions..................................         --          --     (1,121,342)            --        (1,121,342)
    Net income.....................................         --          --      2,027,266             --         2,027,266
    Unrealized gain on available-for-sale
      securities...................................         --          --             --         21,696            21,696
                                                     ---------     -------     ----------       --------       -----------
Balance, December 31, 1995.........................  6,000,000      60,000      1,965,527         21,696         2,047,223
    Distributions..................................         --          --       (169,893)            --          (169,893)
    Net income.....................................         --          --      2,382,252             --         2,382,252
    Unrealized loss on available-for-sale
      securities...................................         --          --             --        (17,564)          (17,564)
                                                     ---------     -------     ----------       --------       -----------
Balance, September 30, 1996........................  6,000,000      60,000      4,177,886          4,132         4,242,018
Pro forma adjustments (Note 1)(Unaudited):
    Distribution of undistributed earnings to S
      corporation stockholder......................         --          --     (3,600,000)            --        (3,600,000)
    Recognition of deferred income tax liability
      upon termination of S corporation status
      (Note 3).....................................         --          --       (500,000)            --          (500,000)
                                                     ---------     -------     ----------       --------       -----------
Pro forma balance, September 30, 1996
  (Unaudited)......................................  6,000,000      60,000     $   77,886       $  4,132       $   142,018
                                                     =========     =======     ==========       ========       ===========


   The accompanying notes are an integral part of these financial statements.


                            FORRESTER RESEARCH, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                                   NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                     --------------------------------------    -------------------------
                                                        1993          1994          1995         1995           1996
                                                        ----          ----          ----         ----           ----
                                                                                               (UNAUDITED)
Cash flows from operating activities:
    Net income....................................   $  979,998   $ 1,538,813   $ 2,027,266   $   962,182    $ 2,382,252
    Adjustments to reconcile net income to net
      cash provided by operating activities --
         Depreciation and amortization............      105,120       150,067       286,705       207,347        359,531
         Accretion of discount on marketable
           securities.............................           --       (24,935)      (60,377)      (73,869)      (149,269)
         Unrealized gain (loss) on
           available-for-sale securities..........           --            --        21,696            --        (17,564)
         Changes  in  assets  and  liabilities  --
             Accounts receivable..................     (478,464)     (455,965)   (3,010,742)   (2,316,995)    (2,778,609)
             Deferred commissions.................      (61,610)     (158,244)     (396,752)     (306,174)      (335,503)
             Prepaid expenses and other current
               assets.............................       (5,766)        5,113       (15,582)     (137,583)      (362,222)
             Accounts payable.....................      (15,618)       28,748       335,950       201,794        312,421
             Customer deposits....................           --            --        97,329       244,539         25,675
             Accrued expenses.....................      (99,021)      330,913     1,019,763       814,784        460,761
             Deferred revenue.....................      883,018     2,268,001     4,261,527     3,242,935      4,903,065
                                                     ----------   -----------   -----------   -----------    -----------
                  Net cash provided by operating
                    activities....................    1,307,657     3,682,511     4,566,783     2,838,960      4,800,538
                                                     ----------   -----------   -----------   -----------    -----------
Cash flows from investing activities:
    Purchases of property and
      equipment...................................     (236,314)     (304,736)     (751,850)     (684,348)    (1,450,292)
    Purchase of marketable securities.............           --    (1,960,420)   (9,171,880)   (6,928,235)    (6,874,001)
    Proceeds from sales and maturities
      of marketable securities....................           --            --     4,697,131     3,000,000      3,961,908
                                                     ----------   -----------   -----------   -----------    -----------
                  Net cash used in investing
                    activities....................     (236,314)   (2,265,156)   (5,226,599)   (4,612,583)    (4,362,385)
                                                     ----------   -----------   -----------   -----------    -----------
Cash flows used in financing activities:
    Distributions to stockholder..................     (345,000)   (1,750,000)   (1,121,342)     (348,655)      (169,893)
                                                     ----------   -----------   -----------   -----------    -----------
Net increase (decrease) in cash and cash
  equivalents.....................................      726,343      (332,645)   (1,781,158)   (2,122,278)       268,260
Cash and cash equivalents, beginning of period....    2,385,027     3,111,370     2,778,725     2,778,725        997,567
                                                     ----------   -----------   -----------   -----------    -----------
Cash and cash equivalents, end of period..........   $3,111,370   $ 2,778,725   $   997,567   $   656,447    $ 1,265,827
                                                     ==========   ===========   ===========   ===========    ===========
Supplemental disclosures of cash flow information:
    Cash paid during the period for income
      taxes.......................................   $   42,320   $    18,961   $    44,893   $    41,393    $    84,669
                                                     ==========   ===========   ===========   ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                            FORRESTER RESEARCH, INC.
                         NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Forrester Research, Inc. (the Company) creates, publishes, and sells technology research reports and provides advisory services and technology conferences. The Company is incorporated under the laws of the State of Delaware and grants credit to its customers with locations throughout the world.

     The preparation of the accompanying financial statements required the use of certain estimates by management in determining the Company's assets, liabilities, revenues, and expenses. Actual results could differ from these estimates.

     The accompanying financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying financial statements and notes.

  Interim Financial Statements


     The accompanying statements of income and cash flows for the nine months ended September 30, 1995 are unaudited, but in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results for these interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year.


  Pro Forma Presentation (Unaudited)


     The unaudited pro forma balance sheet, as of September 30, 1996, reflects
(i) the distribution of previously undistributed S corporation earnings taxed or taxable to the Company's sole stockholder of approximately $3.6 million based on earnings through September 30, 1996, but does not include the amount to be distributed for S corporation earnings from October 1, 1996 through the termination of the Company's S corporation election upon completion of this offering, and (ii) termination of the Company's S corporation election and the recognition of a deferred income tax liability of approximately $500,000 as of September 30, 1996 (see Note 3).


     Upon completion of an initial public offering, the Company will no longer be treated as an S corporation and will be subject to federal and state income taxes at prevailing corporate rates. Accordingly, the accompanying statements of income include a pro forma income tax adjustment reflecting the Company's income tax expense assuming the Company had been a C corporation (see Note 3).

  Revenue Recognition


     The Company invoices its core research, advisory, and other services when an order is received. The gross amount is recorded as accounts receivable and deferred revenue when the client is legally obligated to pay the invoice. Core research, which represents monthly distribution of research reports, is recorded as revenue ratably over the term of the agreement as the research is delivered. Advisory and other services are recognized during the period in which the services are performed.

                            FORRESTER RESEARCH, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  Deferred Commissions


     Commissions incurred in acquiring new or renewal contracts are deferred and amortized as the related revenue is recognized. The Company evaluates the recoverability of deferred commissions at each balance sheet date based on the status of the related contract.


  Pro Forma Net Income Per Common Share


     Pro forma net income per common share is computed by dividing pro forma net income (reflecting the pro forma income tax adjustment discussed in Note 3) by the weighted average number of shares of common stock and common stock equivalents outstanding during the period, adjusted for the reincorporation discussed in Note 6. Common stock equivalents consist of common stock issuable on the exercise of outstanding options. In accordance with Securities and Exchange Commission requirements, all common stock and common stock equivalents issued during the 12 months preceding the proposed date of the Registration Statement relating to an initial public offering have been included in the net income per share computation as if they were outstanding for all periods using the Treasury Stock method.



  Depreciation


     The Company provides for depreciation, computed using the straight-line method, by charges to income in amounts that allocate the costs of these assets over their estimated useful lives as follows:


                                                                          ESTIMATED
                                                                         USEFUL LIFE
                                                                         -----------
          Machinery and equipment....................................     3 to 5 Years
          Furniture and fixtures.....................................          7 Years
          Computer software..........................................          3 Years
          Vehicles...................................................          5 Years
          Leasehold improvements.....................................    Life of lease


  Product Development

     All costs incurred in the development of new products and services are expensed as incurred.

  Concentration of Credit Risk


     Statement of Financial Accounting Standards (SFAS) No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally cash and cash equivalents, marketable securities, and accounts receivable. The Company places its investments in highly rated institutions. No single customer accounted for greater than 10% of revenues in any of the periods presented.


  Financial Instruments

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure about fair value of financial instruments. Financial instruments consist of cash equivalents, marketable securities, and accounts receivable. The estimated fair value of these financial instruments approximates their carrying value and, except for accounts receivable, is based primarily on market quotes. The Company's cash equivalents and marketable securities are generally obligations of the federal

                            FORRESTER RESEARCH, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

government or municipal issuers. The Company, by policy, limits the amount of credit exposure to any one financial institution.

(2) CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.


     The Company accounts for investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost and are classified as held-to-maturity. At December 31, 1994 and 1995 and September 30, 1996, held-to-maturity securities consisted of investments in U.S. treasury bills. These investments are classified as current as they mature within one year. Securities purchased to be held for indefinite periods of time and not intended at the time of purchase to be held until maturity are classified as available-for-sale securities. At December 31, 1995 and September 30, 1996, these securities consisted of investments in federal and state government obligations, which were recorded at fair market value, with any unrealized gains and losses reported as a separate component of stockholder's equity. These investments were classified as marketable securities at December 31, 1995 and September 30, 1996 as it is the Company's intent to hold these securities less than one year. There were no available-for-sale securities as of December 31, 1994. Securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities. There were no trading securities as of December 31, 1994 and 1995 and September 30, 1996.



     At December 31, 1994 and 1995 and September 30, 1996 marketable securities consisted of the following:



                                                  DECEMBER 31,
                                           --------------------------      SEPTEMBER 30,
                                              1994            1995              1996
                                              ----            ----         -------------
U.S. treasury bills.....................   $1,985,355      $3,876,100        $2,951,200
U.S. treasury notes.....................           --         613,456         2,491,410
Federal agency obligations..............           --         309,255           847,945
State and municipal bonds...............           --       1,721,670         3,291,288
                                           ----------      ----------        ----------
                                           $1,985,355      $6,520,481        $9,581,843
                                           ==========      ==========        ==========



     The following table summarizes the maturity periods of marketable securities as of September 30, 1996:




                                     LESS THAN 1         1 TO 5         5 TO 10
                                         YEAR            YEARS           YEARS           TOTAL
                                     -----------         ------         -------          -----
U.S. treasury bills...............    $2,951,200       $       --      $       --      $2,951,200
U.S. treasury notes...............            --        1,994,300         497,110       2,491,410
Federal agency obligations........            --          443,201         404,744         847,945
State and municipal bonds.........            --        1,725,199       1,566,089       3,291,288
                                      ----------       ----------      ----------      ----------
                                      $2,951,200       $4,162,700      $2,467,943      $9,581,843
                                      ==========       ==========      ==========      ==========



     Gross realized gains and losses on sales of marketable securities for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, which were calculated based on specific identification, were not material.

                            FORRESTER RESEARCH, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(3) INCOME TAXES

     The Company has elected to be taxed, since January 1, 1987, under Subchapter S of the Internal Revenue Code of 1986, as amended, whereby the sole stockholder is liable for individual federal and state income taxes on the Company's taxable income. Payments to the stockholder to cover the tax liabilities as a result of the Company's taxable income are recorded as distributions in the accompanying statements of stockholder's equity.


     The Company's state income tax provision for each of the periods presented consists of corporate-level state income taxes that are levied against the Company as an S corporation.



     The Company accounts for income taxes, including pro forma computations, in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred state taxes as of December 31, 1994 and 1995 and September 30, 1996 were immaterial.



     Upon completion of an initial public offering, the Company will terminate its S corporation election and will be subject to federal and state income taxes at prevailing corporate rates. Accordingly, the accompanying statements of income for each of the three years in the period ended December 31, 1995 and the nine months ended September 30, 1995 and 1996 include a pro forma income tax adjustment for the income taxes that would have been recorded if the Company had been a C corporation for the periods presented.


     The pro forma income tax adjustment is computed as follows:


                                                 YEAR ENDED                      NINE MONTHS
                                                DECEMBER 31,                 ENDED SEPTEMBER 30,
                                      --------------------------------     -----------------------
                                        1993        1994        1995         1995          1996
                                        ----        ----        ----         ----          ----
Pro Forma provision for income
  taxes:
     Current-
       Federal.....................   $229,000    $482,000    $592,000     $262,000     $  740,000
       State.......................     71,000     149,000     183,000       81,000        229,000
                                      --------    --------    --------     --------     ----------
                                       300,000     631,000     775,000      343,000        969,000
                                      --------    --------    --------     --------     ----------
     Deferred-
       Federal.....................     85,000      19,000      46,000       51,000         57,000
       State.......................     26,000       6,000      14,000       16,000         18,000
                                      --------    --------    --------     --------     ----------
                                       111,000      25,000      60,000       67,000         75,000
                                      --------    --------    --------     --------     ----------
          Total required provision
            for income taxes.......    411,000     656,000     835,000      410,000      1,044,000
Less: Actual State income tax
  provision........................     46,000      73,000      96,000       46,000        126,000
                                      --------    --------    --------     --------     ----------
Pro forma income tax adjustment....   $365,000    $583,000    $739,000     $364,000     $  918,000
                                      ========    ========    ========     ========     ==========



     The pro forma tax provisions do not materially differ from the Company's combined federal and state statutory rate of 40%.



     Upon termination of the S corporation election, deferred income taxes will be recorded for the tax effect of cumulative temporary differences between the financial reporting and tax bases of certain assets and liabilities, primarily deferred commissions, accrued expenses, and cumulative tax depreciation in excess of financial reporting allowances. If the S corporation election had been

                            FORRESTER RESEARCH, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


terminated at September 30, 1996, these temporary differences would have resulted in a net deferred income tax liability of approximately $500,000. The Company will record this tax liability as a one-time increase in the tax provision in the period in which the S corporation election is terminated. As this is a nonrecurring charge it has been excluded from the pro forma income tax adjustment.


(4) COMMITMENTS


     The Company leases its office space under an operating lease. The Company will also make lease payments on its previous facility through January 1997. The excess of the payments on its old facility over anticipated sublease income has been accrued as of December 31, 1995 and September 30, 1996.



     At September 30, 1996, approximate future minimum rentals due for the three months ended December 31, 1996 and the years ending December 31 thereafter are as follows:



       PERIOD ENDING                                                      AMOUNT
       -------------                                                      ------
            1996......................................................   $  313,000
            1997......................................................    1,011,000
            1998......................................................    1,001,000
            1999......................................................    1,007,000
            2000......................................................    1,012,000
            Thereafter................................................      262,000
                                                                         ----------
                    Total minimum lease payments......................   $4,606,000
                                                                         ==========



     Rent expense was approximately $257,000, $369,000, $663,000, $482,000, and
$509,000 for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1995 and 1996, respectively.


     In connection with its facility leases, the Company has outstanding letters of credit of approximately $73,000.

(5) 401(k) PLAN


     The Company has a 401(k) savings plan covering substantially all eligible employees. The Plan is a qualified defined contribution plan in accordance with
Section 401(k) of the Internal Revenue Code and is funded entirely through employee contributions.



(6) STOCKHOLDER'S EQUITY


  (a) Reincorporation


     In February 1996, in connection with the Company's reincorporation in Delaware, the Company increased the number of authorized shares of common stock to 7,000,000, and each outstanding share of common stock was exchanged for 6,000 shares of common stock in the reincorporated entity. The accompanying financial statements and notes have been retroactively adjusted to reflect this transaction. The Board of Directors has voted to amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 25,000,000 immediately prior to completion of an initial public offering.


  (b) Stock Option Plans

     In February 1996, the Company adopted the Forrester Research, Inc. 1996 Equity Incentive Plan, which was amended in September 1996 (the Plan). The Plan provides for the issuance of

                            FORRESTER RESEARCH, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

incentive stock options (ISOs) and nonqualified stock options (NSOs) to purchase up to 2,750,000 shares of common stock. Under the terms of the Plan, ISOs may not be granted at less than fair market value on the date of grant (and in no event less than par value). ISO grants to holders of 10% of the combined voting power of all classes of Company stock must be granted at an exercise price of not less than 110% of the fair market value at the date of grant. The fair market value of $5.50 per share for the options granted in February 1996 was based on an independent appraisal. Options vest ratably over three years and expire after 10 years. Options granted under the Plan immediately vest upon certain events, as defined.


     Stock option activity since the Plan's inception to September 30, 1996 was as follows:



                                                          NUMBER      EXERCISE PRICE
                                                        OF SHARES        PER SHARE
                                                        ----------    --------------
          Granted....................................     780,046       $5.50-12.00
          Canceled...................................      31,355         5.50
                                                          -------       -----------
          Outstanding at September 30, 1996..........     748,691       $5.50-12.00
                                                          =======       ===========
          Exercisable at September 30, 1996..........          --       $        --
                                                          =======       ===========



     Upon consummation of the proposed offering, 149,376 ISOs will vest immediately. As of September 30, 1996, options available for future grant under the Plan are 2,001,309.



     In September 1996, the Company adopted the 1996 Stock Option Plan for Non-Employee Directors (the Director's Plan) which provides for the issuance of options to purchase up to 150,000 shares of common stock. The Director's Plan provides that the four non-employee directors who have agreed to serve as directors of the Company will receive, on the date that the Company first files a registration statement under the Securities Act of 1933 covering the common stock, an option to purchase 6,000 shares of the Company's common stock at an exercise price of $13.00 per share. Such options will vest in three equal installments commencing on the date of completion of the initial public offering of the common stock and on the first and second anniversaries of such date. Each non-employee director elected thereafter shall be awarded options to purchase 6,000 shares of common stock, at an exercise price equal to the fair market value of the common stock, upon his or her election as a director, which will vest in three equal installments commencing on the date of grant and on the first and second anniversaries of the date of grant. Each non-employee director will also receive an option to purchase 4,000 shares of common stock, at an exercise price equal to the fair market value of the common stock, each year immediately following the Company's annual stockholders meeting, which will vest in three equal installments on the first, second and third anniversaries of the date of grant. The Compensation Committee of the Board of Directors also has the authority under the Director's Plan to grant options to non-employee directors in such amounts and on such terms as set forth in the Director's Plan as it shall determine at the time of grant.

                            FORRESTER RESEARCH, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


     In October 1995, the Financial Accounting Standards Board (FASB) issued
SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to financial statements. The
Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in 1996 using the Black-Scholes option pricing model prescribed by SFAS
No. 123. The weighted average assumptions used for 1996 are:



          Risk free interest rate......................................     6.21%
          Expected dividend yield......................................       --
          Expected lives...............................................   7.5 Years
          Expected volatility..........................................     0%-64%



     The total value of options granted during the nine months ended September
30, 1996 was computed as approximately $2,614,000. Of this amount approximately
$252,000 would be charged to operations for the nine months ended September 30, 1996 for currently vested options and the remaining amount, approximately
$2,362,000, would be amortized over the related vesting periods. There were no options or warrants issued prior to 1996. The pro forma effect of SFAS No. 123 for the period ended September 30, 1996 is as follows:



                                                         AS REPORTED     PRO FORMA
                                                         -----------     ---------
          Pro forma net income........................    $1,464,252     $1,313,252
                                                          ==========     ==========
          Pro forma net income per share..............    $     0.23     $     0.21
                                                          ==========     ==========



     Upon completion of the initial public offering of common stock 157,376 options will vest resulting in a pro forma after tax charge of approximately $177,000.


  (c) Employee Stock Purchase Plan

     In September 1996, the Company adopted the 1996 Employee Stock Purchase Plan (the Stock Purchase Plan) that provides for the issuance of up to 200,000 shares of common stock. The Stock Purchase Plan is administered by the Board of Directors. With certain limited exceptions, all employees of the Company employed more than 30 hours per week, including officers and directors who are employees, are eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan consists of semiannual offerings on January 1 and July 1 of each year. The first offering under the Stock Purchase Plan will commence on the first day the Company's common stock is publicly traded on the Nasdaq National Market and will end on June 30, 1997. Each subsequent offering under the Stock Purchase Plan will be six months in length and will commence on each successive July 1 and January 1. During each offering under the Plan, the maximum number of shares of common stock that may be purchased by an employee is determined on the first day of the offering period under a formula whereby an amount equal to that percentage of the employee's regular salary that he or she has elected to have withheld is divided by 85% of the market value of a share of common stock on the first day of the offering period. An employee may elect to have up to a maximum of 10% deducted from his or her regular salary for the purpose of purchasing shares under the Stock Purchase Plan. The price at which the employee's shares are purchased is the lower of (a) 85% of the closing price of the common stock on the day that the offering commences, or (b) 85% of the closing price of the common stock on the day that the offering terminates. No shares have been purchased under the Stock Purchase Plan.

                            FORRESTER RESEARCH, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  (d) Preferred Stock

     In September 1996, the Board of Directors voted to amend the Company's Certificate of Incorporation to permit the issuance of up to 500,000 shares of $.01 par value preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences and the number of shares constituting any series or designation of such series.

(7) NET SALES BY GEOGRAPHIC DESTINATION

     Net sales by geographic destination and as a percentage of total sales are as follows:



                                                                               NINE MONTHS
                                   YEAR ENDED DECEMBER 31,                 ENDED SEPTEMBER 30,
                          -----------------------------------------     --------------------------
                             1993           1994           1995            1995           1996
                             ----           ----           ----            ----           ----
United States.........    $6,180,336     $8,103,708     $12,025,529     $7,432,945     $12,967,440
Europe................       357,365        629,208       1,066,314        670,622       1,766,041
Other.................       761,416        965,886       1,496,969      1,012,065       1,640,509
                          ----------     ----------     -----------     ----------     -----------
                          $7,299,117     $9,698,802     $14,588,812     $9,115,632     $16,373,990
                          ==========     ==========     ===========     ==========     ===========
United States.........            85%            84%             82%            82%             79%
Europe................             5              6               8              7              11
Other.................            10             10              10             11              10
                          ----------     ----------     -----------     ----------     -----------
                                 100%           100%            100%           100%            100%
                          ==========     ==========     ===========     ==========     ===========



(8) ACCRUED EXPENSES


     Accrued expenses consist of the following:


                                                   DECEMBER 31,
                                              ----------------------    SEPTEMBER 30,
                                                1994         1995           1996
                                                ----         ----       -------------
          Payroll and related..............   $ 23,709    $  802,673     $1,102,668
          Other............................    501,343       742,142        902,908
                                              --------    ----------     ----------
                                              $525,052    $1,544,815     $2,005,576
                                              ========    ==========     ==========

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co. and Robertson, Stephens &
Company LLC are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                  NUMBER OF SHARES
                       UNDERWRITER                                OF COMMON STOCK
                       -----------                                ----------------
          Goldman, Sachs & Co..................................
          Robertson, Stephens & Company LLC....................
                                                                     ---------
               Total...........................................      2,000,000
                                                                     =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $       per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $       per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 300,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,000,000 shares of Common Stock offered.


     The Company, Mr. Colony, who prior to the completion of the offering is the sole stockholder of the Company, and directors, certain executive officers, and other employees of the Company who hold options to purchase 582,945 shares of Common Stock have agreed that with certain limited exceptions, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell, or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with this offering.



     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.


     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "FORR".


     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                [Corporate Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           --------------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Prospectus Summary...................    3
Risk Factors.........................    5
Use of Proceeds......................    9
Termination of S Corporation
  Election and S Corporation
  Distribution.......................    9
Dividend Policy......................    9
Dilution.............................   10
Capitalization.......................   11
Selected Financial Data..............   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   14
Business.............................   20
Management...........................   28
Certain Transactions.................   32
Principal Stockholders...............   33
Description of Capital Stock.........   34
Shares Eligible for Future Sale......   36
Validity of Shares...................   37
Experts..............................   37
Additional Information...............   37
Index to Financial Statements........  F-1
Underwriting.........................  U-1


  THROUGH AND INCLUDING           , 1996 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                2,000,000 SHARES


                            FORRESTER RESEARCH, INC.


                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ----------------------

                                     [LOGO]

                             ----------------------

                              GOLDMAN, SACHS & CO.

                         ROBERTSON, STEPHENS & COMPANY

                      REPRESENTATIVES OF THE UNDERWRITERS


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National
Association of Securities Dealers, Inc. filing fee.


                   ITEM                                                        AMOUNT
                   ----                                                        ------
    SEC Registration Fee.....................................................  $ 11,897
    NASD Filing Fee..........................................................  $  3,950
    Nasdaq National Market Listing Fee.......................................  $ 46,000
    Blue Sky Fees and Expenses...............................................  $ 15,000
    Transfer Agent and Registrar Fees........................................  $ 12,500
    Accounting Fees and Expenses.............................................  $250,000
    Legal Fees and Expenses..................................................  $275,000
    Printing Expenses........................................................  $125,000
    Premium for D&O Insurance................................................  $175,000
    Miscellaneous............................................................  $ 35,653
                                                                               --------
         Total...............................................................  $950,000
                                                                               ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Registrant's Certificate of Incorporation provides that the Registrant's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this Registration Statement, the Registrant has not sold any securities which were not registered under the Securities Act of 1933, as amended (the "Securities Act").


     The Registrant has awarded to employees and directors options to purchase 782,691 shares of Common Stock, none of which have become exercisable prior to the date hereof. The Registrant also issued 6,000,000 shares of Common Stock to its sole stockholder in February 1996 in connection with its reincorporation merger in Delaware. Such transaction was not a "sale" because it fit within the exemption under Rule 145(a)(2) under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following is a list of exhibits filed as a part of this registration statement.

(a)  Exhibits


   EXHIBIT
   NUMBER                                       DESCRIPTION
   -------                                      -----------
   1         Form of Underwriting Agreement among the Underwriters named therein and the Com-
             pany.

   3.1       Restated Certificate of Incorporation of the Company.

   3.2       Bylaws of the Company, as amended.

   4         Specimen Certificate for shares of Common Stock, $.01 par value, of the Company.

   5         Opinion of Ropes & Gray.

   10.1*     Form of Registration Rights and Non-Competition Agreement.

   10.2      Form of Tax Indemnification Agreement.

   10.3*     1996 Amended and Restated Equity Incentive Plan.

   10.4*     1996 Employee Stock Purchase Plan.

   10.5*     1996 Director Option Plan for Non-Employee Directors.

   10.6*     Lease dated May 1, 1995 between Advent Realty Limited Partnership II and the
             Company for the premises located at 1033 Massachusetts Avenue, Cambridge,
             Massachusetts (the "Cambridge Lease").

   10.7      First Amendment to the Cambridge Lease, dated August 28, 1995.

   10.8      Second Amendment to the Cambridge Lease, dated May 21, 1996.

   11        Statement Regarding Computation of Pro Forma Per Share Earnings.

   23.1      Consent of Ropes & Gray (contained in its opinion filed as Exhibit 5 hereto).

   23.2      Consent of Arthur Andersen LLP.

   24        Power of Attorney (included in the signature page of this Registration Statement).

   99.1      Consent of Robert M. Galford.

   99.2      Consent of George R. Hornig.

   99.3      Consent of Christopher W. Mines.

   99.4      Consent of Michael H. Welles.


---------------


  *  Previously filed.



(b)  Financial Statement Schedules


        Schedule II -- Valuation and Qualifying Accounts

     All other schedules for which provision is made in Regulations S-X of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described under "Item 14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Company hereby undertakes to provide at the closing of this offering to the Underwriters specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 5th day of November, 1996.


                                            FORRESTER RESEARCH, INC.

                                            By:    /s/  GEORGE F. COLONY
                                              ----------------------------------
                                              Name: George F. Colony
                                              Chairman of the Board, President,
                                               and Chief Executive Officer

                               POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Forrester Research, Inc., hereby severally constitute George F. Colony, David H. Ramsdell, Susan M. Whirty, and Ann L. Milner, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, Amendment No. 1 the Registration Statement filed herewith and any and all amendments to said Registration Statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and generally to do all such things in our names and in our capacities as officers and directors to enable Forrester Research, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Amendment No. 1 Registration Statement and any and all amendments thereto.



     Pursuant to the requirements of the Securities Act of 1933, this Amendment
No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.



               SIGNATURE                               TITLE                       DATE
               ---------                               -----                       ----
         /s/  GEORGE F. COLONY             Chief Executive Officer,          November 5, 1996
----------------------------------------     President and Director
            George F. Colony                 (Principal Executive
                                             Officer)

         /s/  DAVID H. RAMSDELL            Director, Finance (Principal      November 5, 1996
----------------------------------------     Financial Officer and
           David H. Ramsdell                 Accounting Officer)

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Stockholder of
Forrester Research, Inc.:


     We have audited in accordance with generally accepted auditing standards, the financial statements of Forrester Research, Inc. included in this registration statement and have issued our report thereon dated October 22, 1996. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 16(b) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP
Boston, Massachusetts

October 22, 1996

                                                                     SCHEDULE II

                            FORRESTER RESEARCH, INC.

                       VALUATION AND QUALIFYING ACCOUNTS


                                                                  ADDITIONS
                                             ----------------------------------------------------
                                             BALANCE,       CHARGED                      BALANCE,
              ALLOWANCE FOR                  BEGINNING     TO COST OR     DEDUCTIONS      END OF
            DOUBTFUL ACCOUNTS                OF PERIOD      EXPENSE       (WRITEOFFS)     PERIOD
            -----------------                ---------     ----------     ----------     --------
Fiscal 1993...............................   $     --       $158,624      $(125,290)     $ 33,334
Fiscal 1994...............................     33,334        108,644        (53,519)       88,459
Fiscal 1995...............................     88,459         62,245        (30,784)      119,920
Nine months ended September 30, 1996......    119,920        110,000        (50,735)      179,185


                                 EXHIBIT INDEX


   EXHIBIT
   NUMBER                                  DESCRIPTION                                    PAGE
   -------                                 -----------                                    ----
   1       Form of Underwriting Agreement among the Underwriters named therein and the
           Company.

   3.1     Restated Certificate of Incorporation of the Company.

   3.2     Bylaws of the Company, as amended.

   4 Specimen Certificate for shares of Common Stock, $.01 par value, of the Company.

   5       Opinion of Ropes & Gray.

   10.1*   Form of Registration Rights and Non-Competition Agreement.

   10.2    Form of Tax Indemnification Agreement.

   10.3*   1996 Amended and Restated Equity Incentive Plan.

   10.4*   1996 Employee Stock Purchase Plan.

   10.5*   1996 Director Option Plan for Non-Employee Directors.

   10.6*   Lease dated May 1, 1995 between Advent Realty Limited Partnership II and the
           Company for the premises located at 1033 Massachusetts Avenue, Cambridge,
           Massachusetts (the "Cambridge Lease").

   10.7    First Amendment to the Cambridge Lease, dated August 28, 1995.

   10.8    Second Amendment to the Cambridge Lease, dated May 21, 1996.

   11      Statement Regarding Computation of Pro Forma Per Share Earnings.

   23.1 Consent of Ropes & Gray (contained in its opinion filed as Exhibit 5 hereto).

   23.2    Consent of Arthur Andersen LLP.

   24      Power of Attorney (included in the signature page of this Registration
           Statement).

   99.1    Consent of Robert M. Galford.

   99.2    Consent of George R. Hornig.

   99.3    Consent of Christopher W. Mines.

   99.4    Consent of Michael H. Welles.


---------------


  *  Previously filed.
